FORM SUPPL

Filed pursuant to General Instruction II.K. of Form F-9
File No. 333-13500

<u>Prospectus Supplement</u>
(To Prospectus Dated May 17, 2001)

U.S. $500,000,000

nexen

Nexen Inc.

7.875% Notes due 2032

Nexen Inc. will pay interest on the 7.875% Notes due 2032 (the "Notes"), on March 15 and September 15 of each year. The first interest payment on the Notes will be made on September 15, 2002. The Notes will be senior unsecured obligations that will rank equally with all of our other senior unsecured indebtedness. The Notes will be issued only in denominations of U.S. $1,000 and integral multiples of U.S. $1,000.

We may redeem some or all of the Notes at any time at the "make-whole" price described in this Prospectus Supplement. The Notes are not subject to any sinking fund provisions.

Investing in the Notes involves risks that are described in the "Risk Factors" section beginning on page 6 of the accompanying Prospectus.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. We have prepared our financial statements in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. Thus, they may not be comparable to the financial statements of U.S. companies. Information regarding the impact upon our financial statements of significant differences between Canadian and U.S. generally accepted accounting principles is contained in notes to the consolidated financial statements incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

You should be aware that the purchase of the Notes may have tax consequences both in the United States and Canada. This Prospectus Supplement and the accompanying Prospectus may not describe these tax consequences fully for investors who are resident in, or citizens of, the United States. You should read the tax discussion in this Prospectus Supplement.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, most of our officers and directors and most of the experts named in this Prospectus Supplement are residents of Canada, and all or a substantial portion of our assets are located outside the United States.

	Per Note	Total
Public offering price	98.050%	U.S. $490,250,000
Underwriting commission	0.875%	U.S. $ 4,375,000
Proceeds to Nexen (before other expenses)	97.175%	U.S. $485,875,000

The public offering price set forth above does not include accrued interest, if any. Interest on the Notes will accrue from March 11, 2002 and must be paid by the purchaser if the Notes are delivered after March 11, 2002.

The underwriters are offering the Notes subject to various conditions. The underwriters expect to deliver the Notes in book-entry form only through The Depository Trust Corporation to purchasers on or about March 11, 2002.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Prospectus Supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book Running Managers

Banc of America Securities LLC — Deutsche Banc Alex. Brown

TD Securities

CIBC World Markets

RBC Capital Markets

Salomon Smith Barney

Scotia Capital

March 6, 2002

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Notes being offered. The second part, the accompanying Base Shelf Prospectus of Nexen dated May 17, 2001, gives more general information, some of which may not apply to the Notes being offered. The accompanying Base Shelf Prospectus is referred to as the ''Prospectus'' in this Prospectus Supplement.

If the description of the Notes varies between this Prospectus Supplement and the accompanying Prospectus, you should rely on the information in this Prospectus Supplement.

You should rely on the information contained in or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different or additional information. We are not, and the underwriters are not, making an offer of the Notes in any jurisdiction where the offer is not permitted by law. If anyone provides you with any different or inconsistent information, you should not rely on it. You should not assume that the information contained in or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus is accurate as of any date other than the date on the front of this Prospectus Supplement.

TABLE OF CONTENTS

Unless otherwise indicated, references to "we", "us", "our" and "Nexen" are to Nexen Inc. and its consolidated subsidiaries and partnerships. In this Prospectus Supplement, all capitalized terms and acronyms used and not otherwise defined herein have the meanings provided in the accompanying Prospectus. All references to "dollars", "Cdn. $" or "$" are to Canadian dollars and all references to "U.S. $" are to United States dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus Supplement is determined using Canadian generally accepted accounting principles ("GAAP").

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purposes of the offering of the Notes. Other documents are also incorporated or deemed to be incorporated by reference into the accompanying Prospectus. See "Documents Incorporated by Reference" in this Prospectus Supplement and "Where You Can Find More Information" in the accompanying Prospectus. In addition, our Annual Report on Form 10-K dated February 15, 2002, including *items (b), (c) and (d) under the heading "Documents Incorporated by Reference" in this Prospectus* Supplement, and our Current Report on Form 8-K dated March 5, 2002, are hereby incorporated by reference as exhibits to the registration statement of which the accompanying Prospectus forms a part.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein or the accompanying Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus Supplement or the accompanying Prospectus to the extent that a statement contained herein or the accompanying Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or the accompanying Prospectus modifies or supersedes such prior statement. Any statement or document so modified or superseded shall not, except to the extent so modified or superseded, be incorporated by reference and constitute a part of this Prospectus Supplement or the accompanying Prospectus.

CURRENCY EXCHANGE RATES

We publish our consolidated financial statements in Canadian dollars. In this Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. During the three years ended December 31, 2001, the noon-day exchange rates for United States dollars per Canadian dollar were as follows, as reported by the Bank of Canada:

	December 31,	Average	High	Low
		(U.S. $)		
1999	0.6929	0.6730	0.6929	0.6537
2000	0.6666	0.6733	0.6973	0.6413
2001	0.6279	0.6458	0.6695	0.6241

On March 6, 2002, the noon-day exchange rate was U.S. $0.6316 equals Cdn. $1.00.

FORWARD-LOOKING STATEMENTS

This Prospectus Supplement contains or incorporates by reference forward-looking statements. All statements other than statements of historical fact included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, and which address activities, events or developments that we expect or anticipate may or will occur in the future, are forward-looking statements. Forward-looking statements are typically identified by words such as "anticipate," "believe," "expect," "plan," "intend," or similar words suggesting future outcomes or our outlook. Forward-looking statements included or incorporated by reference into this Prospectus Supplement and the accompanying Prospectus include statements with respect to such things as:

- future crude oil, natural gas or chemicals prices and production levels;
- cost recovery oil revenues and our share of production from operations in Yemen;

- capital expenditures;
- the allocation of capital expenditures to exploration and development activities;
- sources of funding for our capital program;
- debt levels;
- cash flows;
- uses of cash flows;
- drilling of new wells;
- ultimate recoverability of reserves;
- future production rates;
- expected finding and development costs;
- expected operating costs;
- demand for chemicals products;
- expenditures and allowances relating to environmental matters;
- dates by which certain areas will be developed or will come on-stream; and
- changes in any of the foregoing.

Such forward-looking statements are subject to risks, uncertainties and other factors, many of which are beyond our control and each of which contribute to the possibility that our forward-looking statements will not occur, including, but not limited to:

- general economic, market or business conditions;
- market prices for oil and gas and chemicals products;
- our ability to produce and transport crude oil and natural gas to markets;
- the results of exploration and development drilling and related activities;
- foreign currency exchange rates;
- economic conditions in the countries and regions in which we carry on business;
- competitive actions by other companies;
- the opportunities (or lack of opportunities) that may be presented to us and our affiliates;
- actions by governmental authorities, including increases in taxes, changes in environmental and other regulations, and renegotiation of contracts;
- labor unrest;
- political uncertainty, including actions by terrorists, insurgent groups or other conflict including conflict between states; and
- other factors, many of which are beyond our control.

These and additional factors are described in more detail in our management's discussion and analysis of financial condition and results of operations incorporated by reference in our Annual Information Form on Form 10-K dated February 15, 2002, filed with the securities commissions or similar authorities in each of the provinces of Canada. You should not place undue reliance on forward-looking statements, as the plans, intentions or expectations upon which they are based might not occur or come to fruition. Statements relating to ''reserves'' or ''resources'' are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be

profitably produced in the future. You should also carefully consider the matters discussed under ''Risk Factors'' in the accompanying Prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed with the securities commission or similar authority in each of the provinces of Canada are specifically incorporated by reference in, and form an integral part of, this Prospectus Supplement and the accompanying Prospectus:

(a) the Management Proxy Circular dated March 12, 2001 relating to the annual general and special meeting of shareholders held on May 2, 2001, excluding those portions thereof which appear under the headings ''Report of the Compensation Committee'' and ''Share Performance Graph'' (which portions shall be deemed not to have been filed as part of this Prospectus Supplement or the accompanying Prospectus);

(b) the Annual Information Form, which is comprised of the Annual Report of Nexen on Form 10-K dated February 15, 2002;

(c) the consolidated balance sheet as of December 31, 2001 and 2000 and the consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2001, together with the report of the auditors of Nexen thereon as contained in the Annual Report of Nexen on Form 10-K dated February 15, 2002; and

(d) ''Management's Discussion and Analysis of Financial Condition and Results of Operations'' for the year ended December 31, 2001, as contained in the Annual Report of Nexen on Form 10-K dated February 15, 2002.

SUMMARY OF THE OFFERING

The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the Notes, see "Description of the Notes" in this Prospectus Supplement and "Description of Debt Securities" in the accompanying Prospectus.

Issue	U.S. $500,000,000 principal amount of 7.875% Notes due 2032.
Maturity Date	March 15, 2032.
Sinking Fund	None.
Interest Payment Dates	March 15 and September 15 of each year, beginning September 15, 2002.
Ranking	The Notes will be direct, unsecured and unsubordinated obligations of Nexen and will rank equally with all of Nexen's existing and future unsecured and unsubordinated debt. The Notes will also be effectively subordinated to all indebtedness and other liabilities, including guarantees, of any of Nexen's subsidiaries. See "Description of Debt Securities — Ranking; Holding Company Structure" and "Risk Factors — Adverse Consequences of Holding Company Structure" in the accompanying Prospectus.
Use of Proceeds	The net proceeds to us from this offering will be approximately U.S. $485,625,000, after deducting underwriting commissions and estimated expenses of the offering of U.S. $250,000. We intend to apply the net proceeds from the offering of the Notes to repay bank indebtedness and to fund future capital expenditures.
Optional Redemption	We may redeem some or all of the Notes at any time at the redemption prices described in this Prospectus Supplement. See "Description of the Notes — Optional Redemption" in this Prospectus Supplement.
Form and Denominations	The Notes will be represented by one or more fully-registered global securities (a "Global Note") registered in the name of a nominee of The Depository Trust Corporation. Beneficial interests in the Global Note will be in denominations of U.S. $1,000 and integral multiples of U.S. $1,000. Except as described under "Description of the Notes" in this Prospectus Supplement and "Description of Debt Securities" in the accompanying Prospectus, Notes in definitive form will not be issued.
Governing Law	The Notes and the indenture governing the Notes will be governed by the laws of the Province of Alberta.

NEXEN INC.

Nexen Inc., formerly Canadian Occidental Petroleum Ltd., is a global energy and chemicals producer incorporated under the laws of Canada. It was formed on July 12, 1971, through a reorganization which combined the crude oil, natural gas and sulphur operations of Jefferson Lake Petrochemicals of Canada Ltd., with the Canadian crude oil, natural gas and chemicals operations of Occidental Petroleum Corporation (''Occidental'') of Los Angeles, California. At December 31, 1999, Occidental beneficially owned approximately 29% of Nexen's common shares.

On March 1, 2000, we entered into an agreement with Ontario Teachers' Pension Plan Board (''Teachers'') and Occidental under which Occidental sold its 29% interest in Nexen. Teachers purchased 20.2 million common shares, and we repurchased Occidental's remaining 20 million common shares for $605 million, including associated fees, and exchanged our oil and gas operations in Ecuador for Occidental's 15% interest in our chemicals operations. The agreement was approved on April 17, 2000 by a majority of Nexen shareholders other than Occidental or Teachers. According to the agreement, we were required to change our name, and so on November 2, 2000, we changed our name to Nexen Inc.

Operations

We have operations in four main areas:

Conventional Oil and Gas

We explore for, develop and produce conventional crude oil, natural gas and related products around the world. Our core assets are located in western Canada, the United States Gulf of Mexico and Yemen and we are developing new growth opportunities in Colombia, Australia and Nigeria.

Synthetic Crude Oil

We have a 7.23% joint venture interest in Syncrude Canada Ltd. (the ''Syncrude Joint Venture''). The Syncrude Joint Venture mines shallow deposits of oil sands in Canada, extracts the bitumen and upgrades it to produce synthetic crude oil. We also have interests in numerous oil sands leases in the Athabasca region of northern Alberta and have acquired proprietary, patent protected technology to partially upgrade bitumen recovered from these leases. When combined with other conventional technologies, the bitumen can be upgraded into synthetic crude oil.

Oil and Gas Marketing

We market proprietary and third party crude oil and natural gas volumes and engage in energy trading. These activities are designed to enhance the price realizations from proprietary and third party oil and gas production, provide market and business intelligence in support of our oil and gas activities, as well as contribute independent earnings and cash flow.

Chemicals

We manufacture, market and distribute industrial chemicals, principally sodium chlorate and chlor-alkali products (chlorine, caustic soda and muriatic acid) in Canada, the United States and Brazil.

Our head office and principal place of business is located at 801 – 7th Avenue S.W., Calgary, Alberta, Canada, T2P 3P7.

2002 Capital Program

Our strategy is to grow reserves and production organically, primarily through exploration. We focus on maximizing the value of our existing assets through exploration, development and exploitation activities. We supplement this growth with strategic acquisitions, if and when opportunities arise. We believe this is the optimal means of ensuring steady growth at the lowest possible cost throughout the commodity cycle.

In 2002, we expect our capital expenditures to reach $1.5 billion. Actual expenditures, however, will be dependent primarily on crude oil prices. Assuming the West Texas Intermediate crude oil price averages between U.S. $20 per barrel and U.S. $22 per barrel during the year, we expect cash flow from operations between $1.1 billion and $1.24 billion, which will help fund our capital program.

We plan to invest $635 million in new development projects which we expect to begin coming onstream in late 2002 and beyond. These projects include the Gunnison and Aspen fields in the deep waters of the Gulf of Mexico, the Guando field in Colombia, the Syncrude expansion, and our Long Lake and Meadow Creek SAGD projects which will provide bitumen feedstock to our proposed Long Lake crude oil upgrader.

Gulf of Mexico

We plan to invest $614 million in the Gulf of Mexico. This will fund five exploration wells (three deep-water), accelerate the Gunnison and Aspen deep-water development projects and fund production growth in 2002. Included in this amount is U.S. $194 million to drill, complete and tie-in two wells to a host platform in the Aspen field. In connection with a recently announced farm-in, we must pay 100% of these costs to earn a 60% interest.

Canada

We plan to invest $454 million in Canada. Approximately $200 million will be invested in our core assets to increase production. An additional $210 million will be invested to advance our synthetic crude oil strategy, including $152 million for a Phase 3 expansion at Syncrude and $58 million to initiate our field upgrader project at Long Lake, Alberta. The balance of our capital investment in Canada will be focused on natural gas growth initiatives in the Liard basin and the Foothills, and on coal bed methane projects in central Alberta.

Yemen

We plan to invest $214 million in Yemen. We will drill one exploration well to test a major structure on Block 59 adjacent to the Yemen/Saudi Arabian border. We will also drill 73 wells on the Masila Block to exploit existing reserves, test deeper horizons and expand a successful waterflood project in the Upper Saar Clastics reservoir.

Other

We plan to invest $125 million in other international projects. These include bringing the Guando field in Colombia into commercial production and drilling exploratory wells on the blocks adjacent to Guando. With respect to offshore Australia, we expect to increase output from the Buffalo field by drilling up to two development wells that target attic oil reserves. With respect to offshore Nigeria, we will further evaluate our Ukot discovery and surrounding prospects.

Exploration Program

During 2002, we expect to invest approximately $250 million to further our exploration programs in the Gulf of Mexico, Colombia, Yemen, Nigeria and Canada. Our program builds on our past exploration success as several of the prospects we will test are located on acreage adjacent to our recent discoveries.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

We have derived the following selected consolidated financial information, prepared in accordance with Canadian and U.S. GAAP, from our consolidated financial statements audited by Arthur Andersen LLP. Our historical results are not necessarily indicative of the results that may be expected for any future period or for a full year. The following tables should be read in conjunction with our consolidated financial statements and related notes as contained in our Annual Report on Form 10-K dated February 15, 2002 and incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

	Year Ended December 31,		
	2001	2000	1999
		(millions)	
Canadian GAAP			
Results of Operations:			
Income before Depreciation, Depletion and Amortization, Interest, Net and Provision for Income Taxes	$1,491	$1,808	$ 914
Depreciation, Depletion and Amortization	625	667	534
Interest, Net	112	132	106
Provision for Income Taxes	304	407	174
Net Income	450	602	100
Financial Position:			
Total Assets	5,325	5,551	4,105
Long-Term Debt	1,484	1,523	1,308
Shareholders' Equity	1,904	1,460	1,798
U.S. GAAP			
Results of Operations:			
Income before Depreciation, Depletion and Amortization, Interest, Net and Provision for Income Taxes	$1,491	$1,808	$ 914
Depreciation, Depletion and Amortization	671	710	592
Interest, Net	182	200	171
Provision for Income Taxes	273	376	88
Net Income	365	522	63
Financial Position:			
Total Assets	5,609	5,874	4,922
Long-Term Debt	2,242	2,238	1,997
Shareholders' Equity	1,414	1,050	1,130

During the first two months of 2002, crude oil and natural gas prices were lower than the corresponding period in 2001. As a result, we expect that our total revenues and net income for the first two months of 2002 will be lower than the corresponding period in 2001.

The following table sets out our revenues and net income, prepared in accordance with Canadian GAAP, of our various operating segments for the periods indicated:

	Conventional Oil and Gas	Synthetic Crude Oil	Oil and Gas Marketing	Chemicals	Corporate and Other	Total
			(millions)			
2001:						
Total Revenues	$1,939	$225	$96	$344	$ 95	$2,699
Net Income (Loss)	420	66	33	31	(100)	450
2000:						
Total Revenues	2,128	199	48	312	118	2,805
Net Income (Loss)	618	60	14	23	(113)	602
1999:						
Total Revenues	1,199	162	28	242	63	1,694
Net Income (Loss)	108	49	4	12	(73)	100

USE OF PROCEEDS

The net proceeds from this offering will be approximately U.S. $485,625,000, after deducting underwriting commissions and estimated expenses of the offering of U.S. $250,000. We intend to apply the net proceeds from the offering of the Notes to repay bank indebtedness and to fund future capital expenditures. The net proceeds that are not utilized immediately will be invested in short-term marketable securities.

CONSOLIDATED CAPITALIZATION

The following table sets forth our consolidated cash and short-term investments, short-term borrowings and capitalization as at (i) December 31, 2001 and (ii) December 31, 2001 as adjusted to give effect to the issuance and sale of the Notes offered hereby and the application of all of the estimated net proceeds therefrom as described under "Use of Proceeds".

	December 31, 2001	
	Actual	As Adjusted
Cash and Short-Term Investments	$ 61	$ 360
Short-Term Borrowings	$ 51	$ —
Long-Term Debt(11)		
Unsecured Syndicated Term Credit Facilities(1)	$ 424	$ —
Unsecured 7.125% Redeemable Notes, due 2004(2)	358	358
Unsecured 6.85% Redeemable Debentures, due 2006(3)	109	109
Unsecured 6.45% Redeemable Medium Term Notes, due 2007(4)	150	150
Unsecured 6.3% Redeemable Medium Term Notes, due 2008(5)	125	125
Unsecured 7.4% Redeemable Notes, due 2028(6)	318	318
Notes offered hereby	—	796
	1,484	1,856
Shareholders' Equity		
9.75% Preferred Securities due 2047(7)	393	393
9.375% Preferred Securities due 2048(8)	331	331
Preferred Shares(9)	—	—
Common Shares(9)(10)	389	389
Retained Earnings	697	697
Cumulative Foreign Currency Translation Adjustment	94	94
	1,904	1,904
Total Capitalization	$3,388	$3,760

Notes:

(1) Nexen has committed unsecured revolving term credit facilities totaling $1,576 million. Amounts are available for six years, except for $100 million which is available for five years. Amounts available under the facilities are extendable at each lender's option on an annual basis. No repayments are required until the end of the availability period. Borrowings are available in the form of Canadian bankers' acceptances, LIBOR-based loans, Canadian prime loans or U.S. dollar base rate loans. Interest is payable at a floating rate. During 2001, the weighted average interest rate was 6.0% (2000 — 6.2%).

(2) During February 1999, Nexen issued U.S. $225 million principal amount of notes. Interest is payable semi-annually at a rate of 7.125% and the principal is to be repaid in February 2004. The notes are redeemable, in whole or in part, at any time by Nexen at a price equal to the greater of par and an

amount calculated to provide a yield equal to the yield on a United States Treasury security having a term to maturity equal to the remaining term of the notes.

(3) During November 1996, Nexen issued $100 million of unsecured 10 year redeemable debentures. Interest is payable semi-annually at a rate of 6.85% and the principal is to be repaid in November 2006. In December 1996, $50 million of this obligation was effectively converted through an interest rate and currency exchange contract with a Canadian chartered bank to a U.S. $37 million liability bearing interest at an effective rate of 6.75% for the term of the debentures. The debentures are redeemable, in whole or in part, at any time by Nexen at a price equal to the greater of par and an amount calculated to provide a yield equal to the yield on a Government of Canada Bond having a term to maturity equal to the remaining term of the debentures plus 0.10%.

(4) During July 1997, Nexen issued $150 million principal amount of notes. Interest is payable semi-annually at a rate of 6.45% and the principal is to be repaid in July 2007. The notes are redeemable, in whole or in part, at any time by Nexen at a price equal to the greater of par and an amount calculated to provide a yield equal to the yield on a Government of Canada Bond having a term to maturity equal to the remaining term of the notes plus 0.125%.

(5) During October 1997, Nexen issued $125 million principal amount of notes. Interest is payable semi-annually at a rate of 6.30% and the principal is to be repaid in June 2008. The notes are redeemable, in whole or in part, at any time by Nexen at a price equal to the greater of par and an amount calculated to provide a yield equal to the yield on a Government of Canada Bond having a term to maturity equal to the remaining term of the notes plus 0.125%.

(6) During April 1998, Nexen issued U.S. $200 million principal amount of notes. Interest is payable semi-annually at a rate of 7.40% and the principal is to be repaid in May 2028. The notes are redeemable, in whole or in part, at any time by Nexen at a price equal to the greater of par and an amount calculated to provide a yield equal to the yield on a United States Treasury security having a term to maturity equal to the remaining term of the notes plus 0.25%.

(7) In October 1998, Nexen issued U.S. $259 million of unsecured junior subordinated preferred securities (''preferred securities''). Interest is payable quarterly at a rate of 9.75% and the principal is to be repaid in October 2047. The preferred securities are redeemable, in whole or in part, on or after October 30, 2003, by Nexen at par. Nexen may defer, subject to certain conditions, up to 20 consecutive quarterly interest payments and may satisfy its interest, principal or redemption payments through the issuance of common shares. Under U.S. GAAP, the preferred securities would be classified as long-term debt rather than shareholders' equity.

(8) In February 1999, Nexen issued U.S. $217 million of preferred securities. Interest is payable quarterly at a rate of 9.375% and the principal is to be repaid in March 2048. The preferred securities are redeemable, in whole or in part, on or after February 9, 2004, by Nexen at par. Nexen may defer, subject to certain conditions, up to 20 consecutive quarterly interest payments and may satisfy its interest, principal or redemption payments through the issuance of common shares. Under U.S. GAAP, the preferred securities would be classified as long-term debt rather than shareholders' equity.

(9) Authorized share capital consists of an unlimited number of Class A preferred shares of no par value and an unlimited number of common shares of no par value. At December 31, 2001, there were 121,202,444 common shares outstanding and no Class A preferred shares outstanding.

(10) At December 31, 2001, there were outstanding options to purchase 8,831,235 common shares.

(11) At February 28, 2002, our net debt (comprised of Long-Term Debt plus Short-Term Borrowings less Cash and Short-Term Investments) was $1,542 million.

DESCRIPTION OF THE NOTES

The following description of the particular terms of the Notes supplements, and to the extent inconsistent therewith, replaces the description of the debt securities set forth under "Description of Debt Securities" in the accompanying Prospectus, and should be read in conjunction with that description. The following description is a summary only and is qualified by reference to the Trust Indenture (as defined below) under which the Notes will be issued. Capitalized terms used and not defined in this Prospectus Supplement have the meanings ascribed to them in the accompanying Prospectus.

General

The Notes will be direct unsecured obligations of Nexen initially limited to an aggregate principal amount of U.S. $500,000,000 and will mature on March 15, 2032. The Notes will be issued under a trust indenture dated April 28, 1998 (the "Trust Indenture") between Nexen and CIBC Mellon Trust Company, as trustee (the "Trustee"). The Notes will be a separate series of Debt Securities under the Trust Indenture.

The Notes will bear interest at the rate of 7.875% per year from March 11, 2002, or from the most recent date to which interest has been paid or provided for, payable semi-annually on March 15 and September 15 of each year (the "Interest Payment Dates"), commencing September 15, 2002 to the Persons in whose names the Notes are registered at the close of business on the preceding March 1 or September 1, respectively (the "Regular Record Dates") regardless of whether any such Regular Record Date is a business day. Interest on the Notes will be computed based on a 360-day year of twelve 30-day months.

If any Interest Payment Date, maturity date, redemption date or any other day on which the principal of or interest on a Note becomes due and payable falls on a day that is not a business day, the required payment will be made on the next business day as if it were made on the date the payment was due and no interest will accrue on the amount so payable for the period from and after such Interest Payment Date, maturity date, redemption date or other date.

The Notes are not subject to any sinking fund provisions. The Notes are subject to redemption at Nexen's option and are not subject to repayment or repurchase by Nexen at the option of the holders of the Notes. See "Description of the Notes — Optional Redemption".

We may, from time to time and without notice to, or the consent of, the holders of the Notes, increase the principal amount of this series of Notes under the Trust Indenture and issue such increased principal amount (or any portion thereof), in which case any additional notes so issued shall have the same form and terms (other than the date of issuance, the date from which interest thereon shall begin to accrue and, under certain circumstances, the first interest payment date), and shall carry the same right to receive accrued and unpaid interest, as the Notes previously issued, and such additional notes shall form a single series with the Notes.

The Notes will be issued only in fully registered form, without coupons, in denominations of U.S. $1,000 and integral multiples of U.S. $1,000. The Notes will be evidenced by one or more Global Notes in book-entry form, except under the limited circumstances described in the accompanying Prospectus under "Description of Debt Securities — Book Entry Procedures". Accordingly, beneficial interests in the Notes will be shown on, and transfers of the Notes will be effected only through, records maintained by The Depository Trust Corporation, as Depositary, and its participants. Except as described under "Description of Debt Securities — Book Entry Procedures" in the accompanying Prospectus, owners of beneficial interests in the Global Notes will not be entitled to receive Notes in definitive form and will not be considered holders of Notes under the Trust Indenture.

Payments on Global Notes registered in the name of The Depository Trust Corporation ("DTC") (or any successor Depositary) or its nominee will be made by Nexen via the Trustee to DTC or successor Depositary or nominee, as the case may be, by wire transfer of immediately available funds unless otherwise required by DTC. Nexen has also agreed that if definitive certificated Notes are issued in exchange for interests in any Global Notes, Nexen will pay the principal of and interest on the definitive certificated Notes by wire transfer of immediately available funds; provided that the holders have provided appropriate wire transfer instructions to Nexen.

The Trustee will be the initial transfer agent, paying agent and registrar for the Notes, and Notes may be surrendered for payment, registration of transfer and exchange at the Trustee's office in Calgary, Alberta. Nexen has agreed that, if definitive certificated Notes are issued or if the Depositary for the Global Notes requires, Nexen will maintain a paying agent and transfer agent for the Notes in the Borough of Manhattan, The City of New York.

The Notes will be direct, unsecured and unsubordinated obligations of Nexen and will rank equally with all of Nexen's existing and future unsecured and unsubordinated debt. Nexen conducts a substantial portion of its operations through subsidiaries and partnerships and, as a result, the Notes will be effectively subordinated to all existing and future indebtedness and other liabilities (including trade payables and indebtedness) of Nexen's subsidiaries and such partnerships. At December 31, 2001, Nexen's subsidiaries and such partnerships had $742 million of liabilities to third parties, principally comprised of trade payables. See ''Description of Debt Securities — Ranking; Holding Company Structure'' and ''Risk Factors — Adverse Consequences of Holding Company Structure'' in the accompanying Prospectus. The Trust Indenture will not limit the ability of Nexen and its subsidiaries to incur additional indebtedness.

Except as described under ''Description of Debt Securities — Limitation on Liens'' and ''Description of Debt Securities — Reorganization, Merger, Conveyance or Lease'' in the accompanying Prospectus, the Trust Indenture does not contain any provisions that would afford holders of the Notes protection in the event of (i) a highly leveraged or similar transaction involving Nexen, (ii) a change of control or the management of Nexen, or (iii) a reorganization, restructuring, merger or similar transaction involving Nexen that may adversely affect the holders of the Notes.

However, the Trust Indenture will limit the ability of Nexen and its Restricted Subsidiaries to create or suffer to exist any Security Interest (other than Permitted Encumbrances) on any of their properties unless the Debt Securities (including the Notes) are secured equally and rateably with the Indebtedness secured by such Security Interest. See ''Description of Debt Securities — Limitation on Liens'' in the accompanying Prospectus. In addition, subject to the matters discussed below under ''Description of the Notes — Defeasance'', if any Subsidiary of Nexen shall at any time guarantee (a ''Subsidiary Guarantee'') any Indebtedness of Nexen pursuant to Article 4 of the fourth supplemental indenture (the ''Fourth Supplemental Indenture'') to the trust indenture dated as of June 7, 1991 between Nexen and CIBC Mellon Trust Company, as trustee, then Nexen will cause such Subsidiary to guarantee the Debt Securities (including the Notes) (a ''Debt Security Guarantee'') on substantially the same terms as are set forth in such Subsidiary Guarantee; provided that such Debt Security Guarantee shall automatically terminate upon the termination of such Subsidiary Guarantee. Any such Debt Security Guarantee shall be executed and delivered to the Trustee, and shall be effective as of a date not later than 90 days after the date on which Nexen becomes obligated to provide such Subsidiary Guarantee. Any provision of a Debt Security Guarantee may be amended or waived with the consent of the holders of more than 50% in aggregate principal amount of the outstanding Debt Securities entitled to the benefit of such Debt Security Guarantee or by the Trustee if the Trustee is of the opinion that such amendment or waiver will not be prejudicial to the interests of the holders of Debt Securities entitled to the benefit of such Debt Security Guarantee.

Optional Redemption

The Notes will be redeemable at any time, in whole or from time to time in part, at the option of Nexen, at a ''make-whole'' redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 37.5 basis points, plus in each case accrued interest to the date of redemption; provided that installments of interest on Notes which are due and payable on any date on or prior to a redemption date will be payable to the registered holders of such Notes (or one or more predecessor Notes), registered as such as of the close of business on the relevant record dates.

If notice has been given as provided in the Trust Indenture and funds for the redemption of any Notes called for redemption shall have been made available on the redemption date referred to in such notice, such Notes will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the holders of the Notes will be to receive payment of the redemption price plus accrued interest to the redemption date.

Notice of any optional redemption of any Notes will be given to holders at their addresses, as shown in the security register for the Notes, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the redemption price and the principal amount of the Notes held by such holder to be redeemed.

If less than all the Notes are to be redeemed at the option of Nexen, Nexen will notify the Trustee at least 45 days prior to giving notice of redemption (or such shorter notice period as is satisfactory to the Trustee) of the aggregate principal amount of Notes to be redeemed and their redemption date. The Trustee shall select, in such manner as it shall deem fair and appropriate, Notes to be redeemed in whole or in part.

''*Comparable Treasury Issue*'' means the U.S. Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

''*Comparable Treasury Price*'' means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated ''Composite 3:30 p.m. Quotations for U.S. Government Securities'' or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if Nexen is unable to obtain three such Reference Treasury Dealer Quotations, the average of all such Quotations.

''*Independent Investment Banker*'' means one of the Reference Dealers selected by Nexen.

''*Reference Dealer*'' means each of Banc of America Securities LLC and Deutsche Banc Alex. Brown Inc. and their respective successors; provided, however, that if any of the foregoing Reference Dealers shall cease to be a primary U.S. Government securities dealer in New York City (a ''Primary Treasury Dealer''), Nexen shall substitute therefor another Primary Treasury Dealer.

''*Reference Treasury Dealer Quotations*'' means, with respect to each Reference Dealer and any redemption date, the average, as determined by Nexen, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Nexen by such Reference Dealer at 5:00 p.m. (New York City time) on the third business day preceding such redemption date.

''*Treasury Rate*'' means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Defeasance

The provisions of the Trust Indenture described under the captions ''Description of Debt Securities — Defeasance or Covenant Defeasance of Trust Indenture'' and ''Description of Debt Securities — Satisfaction and Discharge'' in the accompanying Prospectus will apply to the Notes. In the event of a defeasance or covenant defeasance (as such terms are defined in the Prospectus) of the Notes, the obligation of Nexen to provide any further Debt Security Guarantees will terminate, and any outstanding Debt Security Guarantees will also terminate (unless, in the case of a covenant defeasance of the Notes, Nexen determines otherwise).

PRO FORMA INTEREST COVERAGE

The following financial ratio is calculated on a consolidated basis for the twelve month period ended December 31, 2001 and is based on information derived from the audited financial statements. The following ratio gives effect to the issue of the Notes offered hereby and the application of all of the estimated net proceeds therefrom as described under ''Use of Proceeds'' as if such transactions had occurred on January 1, 2001. This ratio does not purport to reflect the actual interest coverage ratio that would have resulted if the issuance of the Notes and the application of all of the estimated net proceeds from the sale of the Notes had actually occurred on January 1, 2001, nor to be indicative of interest coverage ratios for any future periods.

	December 31, 2001
Interest coverage on long-term debt(1)(2)(3)	6.2 times

Notes:

(1) Interest coverage means net income plus income taxes and interest expense on long-term debt divided by interest expense on long-term debt.

(2) The interest coverage calculation has been made without including the annual carrying charges relating to the preferred securities. Under U.S. GAAP, the annual carrying charges would be included in interest expense. If these annual carrying charges had been included in the calculations, the interest coverage would have been 4.1 times for the twelve month period ended December 31, 2001.

(3) Our interest requirements, after giving effect to the issuance and sale of the Notes and the application of all of the estimated net proceeds from the sale of the Notes as described under ''Use of Proceeds'', amounted to $142 million for the twelve month period ended December 31, 2001. Our earnings before interest expense and income tax for the twelve month period ended December 31, 2001 was $875 million, which is 6.2 times our interest requirements for this period.

CREDIT RATINGS

The Notes currently have a rating of ''Baa2'' from Moody's Investors Service, Inc. (''Moody's''), a rating of ''BBB'' from Standard & Poor's Corporation (''S&P'') and a rating of ''BBB'' from Dominion Bond Rating Service Limited (''DBRS''). Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities.

Moody's credit ratings are on a long term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody's rating system, debt securities rated Baa are considered as medium-grade obligations, i.e. they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such securities lack outstanding investment characteristics and in fact have speculative characteristics as well. Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

S&P's credit ratings are on a long term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, an obligor rated BBB is considered to have adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the Notes. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories.

DBRS' credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB by DBRS is the fourth highest of nine categories and is assigned to debt securities considered to be of satisfactory credit quality.

Debt securities rated ''BBB'' are of adequate credit quality. Protection of interest and principal is considered adequate, but the entity is more susceptible to adverse changes in financial and economic conditions, or there may be other adversities present which reduce the strength of the entity and its rated securities. The assignment of a ''(high)'' or ''(low)'' modifier within each rating category indicates relative standing within such category. The lack of one of these designations indicates a rating which is essentially in the middle of the category. The ''high'' and ''low'' grades are not used for the AAA category.

The credit ratings accorded to the Notes by the rating agencies are not recommendations to purchase, hold or sell the Notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. We cannot assure you that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, we are under no obligation to update this Prospectus Supplement.

CERTAIN INCOME TAX INFORMATION

The following summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any prospective investor and no representation with respect to the tax consequences to any particular investor is made. Accordingly, prospective investors should consult with their own tax advisors for advice with respect to the income tax consequences to them of purchasing, holding or disposing of the Notes having regard to their own particular circumstances, including any consequences of an investment in the Notes arising under state, provincial or local tax laws in the United States or Canada or tax laws of jurisdictions outside the United States or Canada.

Certain Canadian Federal Income Tax Considerations

In the opinion of Bennett Jones LLP, Canadian counsel for Nexen, the following is, as of the date hereof, a summary of the principal Canadian federal income tax consequences to a purchaser of the Notes who, for purposes of the *Income Tax Act* (Canada) (the ''Tax Act''), deals with Nexen at arm's length at all relevant times, holds the Notes as capital property, does not use or hold, and is not deemed to use or hold, the Notes in connection with a business carried on in Canada, and is neither a resident of Canada nor deemed to be a resident of Canada (a ''Non-Resident Holder'').

This summary is based on the current provisions of the Tax Act and the regulations thereunder, counsel's understanding of the current assessing and administrative practices of the Canada Customs and Revenue Agency (the ''CCRA''), and all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) prior to the date of this Prospectus Supplement. This summary does not otherwise take into account or anticipate changes in the law or in the assessing and administrative practices of the CCRA, whether by judicial, governmental or legislative decision or action, nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction outside Canada.

The payment by Nexen of interest, premium, if any, or principal on the Notes to a Non-Resident Holder will not be subject to Canadian non-resident withholding tax under the Tax Act. No other taxes on income (including capital gains) will be payable by a Non-Resident Holder under the Tax Act in respect of the holding, repayment, redemption or disposition of the Notes or the receipt of interest, premium, if any, or principal thereon, except that in certain circumstances Non-Resident Holders who are non-resident insurers carrying on an insurance business in Canada and elsewhere may be subject to such taxes.

Certain U.S. Federal Income Tax Considerations

The following summary describes certain U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of Notes by United States persons (as defined below) who purchase Notes in this offering at the issue price set forth on the cover of this Prospectus Supplement and who hold the notes as capital assets (''U.S. Holders'') within the meaning of Section 1221 of the Internal Revenue

Code of 1986, as amended (the ''Code''). This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as dealers in securities or currencies, financial institutions, insurance companies, tax-exempt organizations, persons holding the Notes as a part of a straddle, hedge, or conversion transaction or a synthetic security or other integrated transaction, U.S. Holders whose ''functional currency'' is not the U.S. dollar, and holders who are not U.S. Holders. In addition, this summary does not address the tax consequences applicable to subsequent purchasers of the Notes. Furthermore, the discussion below is based upon the provisions of the Code and United States Treasury regulations, rulings and judicial decisions under the Code as of the date of this Prospectus Supplement, and those authorities may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service (''IRS'') will take a similar view as to any of the tax consequences described in this summary.

Persons considering the purchase, ownership or disposition of Notes should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any state or of any local or foreign taxing jurisdiction.

As used in this section, the term ''United States person'' means a beneficial owner of a Note that is (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust (A) which is subject to the supervision of a court within the United States and the control of a United States person, or (B) that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Payments of Interest

Interest on a Note will generally be includible by a U.S. Holder as ordinary income at the time the interest is paid or accrued, depending on the U.S. Holder's method of accounting for tax purposes. In addition to interest on the Notes, a U.S. Holder will be required to include as income any additional amounts Nexen may pay to cover any Canadian taxes withheld from interest payments. As a result, a U.S. Holder may be required to include more interest in gross income than the amount of cash it actually receives.

A U.S. Holder may be entitled to deduct or credit foreign withheld tax, subject to applicable limitations in the Code. For U.S. foreign tax credit purposes, interest income on a Note generally will constitute foreign source income and be considered ''passive income'' or ''financial services income''. If the applicable rate of Canadian withholding tax is 5% or more, interest on the Notes will be treated as ''high withholding tax interest''. The rules governing the foreign tax credit are complex and investors are urged to consult their tax advisors regarding the availability of the credit under their particular circumstances.

Original Issue Discount

It is not expected that the Notes will be issued with original issue discount. If, however, the Notes are issued with more than a de minimis amount of original issue discount, then such original issue discount would be treated for U.S. federal income tax purposes as accruing over the Notes' term as interest income of the U.S. Holders. A U.S. Holder's adjusted tax basis in a Note would be increased by the amount of any original issue discount included in its gross income. In compliance with United States Treasury regulations, if we determine that the Notes have original issue discount, we will provide certain information to the IRS and/or U.S. Holders that is relevant to determining the amount of original issue discount in each accrual period.

Sale, Exchange or Retirement of the Notes

Upon the sale, exchange or retirement of a Note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized (reduced by any amounts attributable to accrued but unpaid interest, which will be taxable as ordinary income) and the U.S. Holder's adjusted tax basis in the Note. Such gain or loss generally will constitute long term capital gain or loss if the Note was held by such U.S. Holder for more than one year and otherwise will be short term capital gain or loss. Under current law, net capital gains of non-corporate taxpayers (including individuals) are, under some circumstances, taxed at lower rates than items of ordinary income. Somewhat lower capital gains tax rates may apply to the sale by non-corporate taxpayers (including individuals) of Notes held for more than five years. The deductibility of capital losses is subject to limitations. In the case of a U.S. Holder who is a United States resident (as defined in Section 865 of the Code), any such gain or loss will be treated as U.S. source, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to payments of principal and interest on a Note and payments of the proceeds of sale to U.S. Holders other than certain exempt recipients (such as corporations). In addition, a backup withholding tax may apply to such payments if such a U.S. Holder fails to provide an accurate taxpayer identification number or otherwise fails to comply with applicable requirements of the backup withholding rules. Any amounts withheld under those rules will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability or refundable to the extent it exceeds such liability. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

UNDERWRITING

Banc of America Securities LLC and Deutsche Banc Alex. Brown Inc. are acting as representatives of the underwriters named below. Subject to the terms of and conditions contained in a pricing agreement dated March 6, 2002, the underwriters have severally agreed to purchase, and we have agreed to sell to them, severally, the principal amount of Notes listed opposite their names below:

Underwriters	Principal Amount of Notes
Banc of America Securities LLC	U.S. $125,000,000
Deutsche Banc Alex. Brown Inc.	125,000,000
TD Securities (USA) Inc.	55,000,000
CIBC World Markets Corp.	30,000,000
RBC Dominion Securities Corporation	30,000,000
Salomon Smith Barney Inc.	30,000,000
Scotia Capital (USA) Inc.	30,000,000
Credit Suisse First Boston Corporation	12,500,000
Goldman, Sachs & Co.	12,500,000
HSBC Securities (USA) Inc.	12,500,000
Lehman Brothers Inc.	12,500,000
Morgan Stanley & Co. Incorporated	12,500,000
Tokyo - Mitsubishi International plc	12,500,000
Total	U.S. $500,000,000

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will be obligated to purchase all the Notes if any are purchased. We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the U.S. Securities Act of 1933, or to contribute to payments which the underwriters may be required to make in respect thereof.

The underwriters are offering the Notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and reject orders in whole or in part.

The underwriters have advised us that they propose to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price, less the concessions not in excess of 0.500% of the principal amount of the Notes. The underwriters may allow, and such dealers may re-allow, discounts in the Notes to certain other dealers, not in excess of 0.250% of the principal amount of the Notes. After the initial public offering of the Notes, the public offering price, concessions and discounts may be changed.

The expenses of the offering, not including the underwriting commissions, are estimated to be U.S. $250,000 and are payable by us.

The Notes have not been qualified for sale under the securities laws of any province or territory of Canada and are not being and may not be offered, sold or delivered, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any Notes purchased by it in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada, and that any selling agreement or similar agreement with respect to the Notes will require each dealer or other party thereto to make an agreement to the same effect.

The Notes are a new issue of securities with no established trading market. The Notes will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the Notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes or that an active public market for the Notes will develop. If an active public trading market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected.

Certain of the underwriters are affiliates of banks which are lenders to us. As a consequence of their participation in the offering, the underwriters affiliated with such banks will be entitled to share in the underwriting commission relating to the offering of the Notes. The decision to distribute the Notes hereunder and the determination of the terms of the offering were made through negotiations between us and the underwriters. Although the banks did not have any involvement in such decision or determination, a portion of the proceeds of the offering will be used by us to repay indebtedness to some of such banks and will be used to repay certain other lenders. See ''Use of Proceeds''. As a result, such banks may receive more than 10% of the net proceeds from the offering of the Notes in the form of the repayment of such indebtedness. Accordingly, the offering of the Notes is being made pursuant to Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated Baa or better by Moody's rating service or BBB or better by S&P's rating service.

In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the Notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the Notes. If the underwriters create a short position in the Notes in connection with the offering, i.e., if they sell more Notes than are on the cover page of this Prospectus Supplement, the underwriters may reduce that short position by purchasing Notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the Notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

VALIDITY OF THE NOTES

The validity of the Notes will be passed upon for us by Bennett Jones LLP, Calgary, Alberta, and by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York, and certain legal matters will be passed upon for the underwriters by Shearman & Sterling, Toronto, Ontario, and by Blake, Cassels & Graydon LLP, Calgary, Alberta. As to all matters of Canadian federal and Alberta law, Paul, Weiss, Rifkind, Wharton & Garrison may rely upon the opinion of Bennett Jones LLP. As to all matters of U.S. federal and New York law, Bennett Jones LLP may rely upon the opinion of Paul, Weiss, Rifkind, Wharton & Garrison.

The partners and associates of Bennett Jones LLP and Paul, Weiss, Rifkind, Wharton & Garrison as a group beneficially own, directly or indirectly, less than one percent of our outstanding securities.

EXPERTS

The consolidated financial statements of Nexen as of December 31, 2001 and 2000 and for the three years ended December 31, 2001 incorporated by reference in this Prospectus Supplement have been audited by Arthur Andersen LLP, Chartered Accountants as indicated in their report with respect thereto, incorporated herein by reference. The financial statements referred to above are incorporated herein by reference in reliance upon the report of said firm as experts in auditing and accounting.

(This page intentionally left blank)

PROSPECTUS

nexen

Nexen Inc.

Debt Securities

Debt securities (the "Debt Securities") of Nexen Inc. ("Nexen" or the "Corporation") may be offered from time to time hereunder in one or more series in aggregate principal amount of up to U.S. $500,000,000 (or the equivalent in other currencies or currency units), or if any Debt Securities are offered at an original issue discount, such greater amount as shall result in an aggregate offering price of up to U.S. $500,000,000. Debt Securities of any series may be offered in such amount and with such terms as may be determined in light of market conditions. The specific designation, aggregate principal amount, denomination (which may be in United States dollars or in any other currency), maturity, rate (which may be fixed or variable) and time of payment of interest, if any, any terms for redemption at the option of the Corporation or the holders, any terms for sinking fund payments, any listing on a securities exchange, the initial public offering price (or the manner of determination thereof if offered on a non-fixed price basis) and any other terms in connection with the offering and sale of each series of Debt Securities in respect of which this Prospectus is being delivered will be set forth in a Supplement to this Prospectus relating thereto (the "Prospectus Supplement").

Unless otherwise provided in the Prospectus Supplement relating to a series of Debt Securities, the Debt Securities will be direct, unsecured and unsubordinated obligations of the Corporation and will be issued under a trust indenture.

Before investing in the Debt Securities, investors should refer to "Risk Factors" beginning on page 6.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with the disclosure requirements of its home jurisdiction. Prospective investors should be aware that such requirements are different from those in the United States. The financial statements incorporated by reference herein or included herein or in any Prospectus Supplement have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies. Information regarding the impact upon the Corporation's financial statements of significant differences between Canadian and United States generally accepted accounting principles is contained in notes to the consolidated financial statements incorporated by reference in this Prospectus.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in any applicable Prospectus Supplement. See "Certain Income Tax Considerations."

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that the Corporation is incorporated or organized under the laws of Canada, that some or all of its officers and directors may be residents of Canada, that some or all of the underwriters or experts named in the registration statement, this Prospectus or any Prospectus Supplement may be residents of Canada and that all or a substantial portion of the assets of the Corporation and said persons may be located outside the United States.

The Debt Securities offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada and are not being and may not be offered or sold in Canada in contravention of the securities laws of any province or territory of Canada.

The Corporation may sell Debt Securities to or through underwriters or dealers or directly to investors or through agents. The Prospectus Supplement relating to each series of Debt Securities offered thereunder will identify each person who may be deemed to be an underwriter with respect to such series and will set forth the terms of the offering of such securities, including, to the extent applicable, the initial public offering price, the proceeds to the Corporation, the underwriting discounts or commissions and any other discounts or concessions to be allowed or reallowed to dealers. The managing underwriter or underwriters with respect to each series sold to or through underwriters will be named in the related Prospectus Supplement. Unless otherwise specified in any applicable Prospectus Supplement, the Debt Securities will not be listed on any securities exchange.

The date of this Prospectus is May 17, 2001.

TABLE OF CONTENTS

Page

DEFINITIONS AND OTHER MATTERS

In this Prospectus and in any Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus or included in any Prospectus Supplement is determined using Canadian generally accepted accounting principles ("Canadian GAAP"). U.S. GAAP means generally accepted accounting principles in the United States. Except as set forth under "Description of Debt Securities", and unless the context otherwise requires, all references in this Prospectus and any Prospectus Supplement to "Nexen" or the "Corporation" refer to Nexen Inc. and its consolidated subsidiaries.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of Nexen have been filed with the Alberta Securities Commission and are specifically incorporated by reference into and form an integral part of this Prospectus:

(a) the Management Proxy Circular dated March 12, 2001 relating to the annual general and special meeting of shareholders held on May 2, 2001, excluding those portions thereof which appear under the headings "Report of the Compensation Committee" and "Share Performance Graph" (which portions shall be deemed not to have been filed as part of this Prospectus);

(b) the Annual Information Form which is comprised of the Annual Report of the Corporation on Form 10-K dated February 16, 2001;

(c) the consolidated balance sheet as of December 31, 2000 and 1999 and the consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2000, together with the report of the auditors of the Corporation thereon as contained in the Annual Report of the Corporation on Form 10-K dated February 16, 2001;

(d) "Management's Discussion and Analysis of Financial Condition and Results of Operations" for the year ended December 31, 2000, as contained in the Annual Report on Form 10-K dated February 16, 2001;

(e) the comparative interim consolidated interim financial statements (unaudited) (including management's discussion and analysis of financial condition and results of operations for the three months ended March 31, 2001; and

(f) a Material Change Report of the Corporation, dated May 7, 2001, announcing the retirement of Mr. Victor J. Zaleschuk as President and Chief Executive Officer of the Corporation and the appointment of Mr. Charlie Fischer as President and Chief Executive Officer of the Corporation, effective June 1, 2001.

Any documents of the type referred to in the preceding paragraph, any interim financial statements and any material change reports (with the exception of any confidential material change reports) filed by the Corporation with the Alberta Securities Commission after the date of this Prospectus and prior to the termination of an offering under any Prospectus Supplement shall be deemed to be incorporated by reference into this Prospectus.

In addition, any report on Form 6-K or Form 40-F filed by the Corporation with the SEC after the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus and the registration statement of which this Prospectus forms a part, if and to the extent expressly provided in such report.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Upon a new Annual Information Form and related annual financial statements being filed by the Corporation with, and where required, accepted by, the Alberta Securities Commission during the currency of this Prospectus, the previous Annual Information Form and all annual financial statements, interim financial statements, material change reports and information circulars filed prior to the commencement of the Corporation's financial year in which the new Annual Information Form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Debt Securities hereunder.

A Prospectus Supplement or Supplements containing the specific terms of any Debt Securities offered thereunder, updated disclosure of the interest coverage ratio, if applicable, and other information in relation to such Debt Securities will be delivered to purchasers of such Debt Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement solely for the purposes of the offering of the Debt Securities covered by that Prospectus Supplement.

Information has been incorporated by reference in this Prospectus from documents filed with the Alberta Securities Commission and the United States Securities and Exchange Commission (the "SEC"). Copies of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents) may be obtained on request without charge from the Corporate Secretary of Nexen at 635 - 8th Avenue S.W., Calgary, Alberta, Canada, T2P 3Z1, Telephone (403) 234-6700.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus includes or incorporates by reference "forward-looking statements" within the meaning of the United States Securities Act of 1933. All statements, other than statements of historical facts, included or incorporated by reference in this Prospectus that address activities, events or developments that we expect or anticipate will or may occur in the future constitute forward-looking statements, and include such things as:

(i) future capital expenditures (including the amount and nature of the expenditures), and the results of those expenditures;

(ii) sources of funding for the Corporation's capital program;

(iii) future crude oil, natural gas or chemical production levels;

(iv) cost recovery;

(v) oil revenues;

(vi) the Corporation's share of production from operations in Yemen;

(vii) depletion rates;

(viii) drilling of new wells;

(ix) demand for chemical products;

(x) expenditures and allowances relating to environmental matters;

(xi) dates by which certain areas will be developed or will come on-stream;

(xii) cash flows;

(xiii) debt levels; and

(xiv) restructuring or special charges.

These forward-looking statements are based on certain assumptions and analyses made by the Corporation in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Corporation believes are appropriate in the circumstances. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks and uncertainties, including:

(i) general economic, market or business conditions;

(ii) market prices for crude oil, natural gas and chemical products;

(iii) the Corporation's ability to produce and transport crude oil and natural gas to markets;

(iv) the results of exploration and development drilling and related activities;

(v) foreign currency exchange rates;

(vi) economic conditions in the countries and regions in which the Corporation carries on business;

(vii) competitive actions by other companies;

(viii) the opportunities (or lack of opportunities) that may be presented to the Corporation and its affiliates;

(ix) actions by governmental authorities, including increases in taxes, changes in environmental and other regulations, and renegotiation of contracts;

(x) labor unrest;

(xi) political uncertainty, including actions by insurgent groups or other conflict; and

(xii) other factors, many of which are beyond the control of the Corporation and its affiliates.

The impact of any one factor on a particular forward-looking statement may not be determined with certainty, as the factors are interdependent upon other factors, and the Corporation's course of action would depend upon its assessment of the future considering all information then available. All of the forward-looking statements made in this Prospectus and the documents incorporated into it by reference are qualified by these cautionary statements. The Corporation cannot assure you that the actual results or developments anticipated by it will be realized or, even if substantially realized, that they will have the expected consequences for, or effects upon, the Corporation and the companies, partnerships and joint ventures in which it has equity investments.

All future forward-looking statements, whether written or oral, attributable to the Corporation or person acting on its behalf are expressly qualified in their entirety by these cautionary statements.

WHERE YOU CAN FIND MORE INFORMATION

The Corporation has filed with the SEC a registration statement on Form F-9 relating to the Debt Securities. The Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The Corporation files annual, quarterly and material change reports and other information with the SEC and with the Alberta Securities Commission. Under a multi-jurisdictional disclosure system adopted by the United States, documents and other information filed by the Corporation with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. You may read and copy any document filed by the Corporation with the SEC at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. You may also obtain copies of those documents from the public reference room of the SEC in Washington, D.C. by paying a fee. You should call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. You may read and download any document filed by the Corporation with the Alberta Securities Commission at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES

The Corporation is a corporation existing under the *Canada Business Corporations Act*. Some of the Corporation's directors and officers, and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of the Corporation's assets, are located outside the United States. The Corporation has appointed an agent for service of process in the United States, but it may be difficult for holders of

Debt Securities to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Debt Securities to realize in the United States upon judgments of courts of the United States predicated upon the civil liability of the Corporation and its directors, officers and experts under the United States federal securities laws. The Corporation has been advised by its Canadian counsel, Bennett Jones LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised by Bennett Jones LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

The Corporation has filed with the SEC, concurrently with its registration statement on Form F-9, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation has appointed Corporation Service Company as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning the offering of Debt Securities under this Prospectus.

RISK FACTORS

Prospective purchasers of the Debt Securities should consider carefully the risk factors set forth below as well as the other information contained and incorporated by reference in this short form prospectus before purchasing the Debt Securities offered hereby.

Adverse Consequences of Holding Company Structure

The Corporation conducts a substantial portion of its operations through subsidiaries, including partnerships. The Debt Securities will be obligations exclusively of the Corporation. Such subsidiaries will not guarantee the payment of principal of or interest on the Debt Securities. The Debt Securities will therefore be effectively subordinated to all existing and future liabilities (including trade payables and indebtedness) of such subsidiaries. In the event of an insolvency, liquidation or other reorganization of any such subsidiaries, the creditors of the Corporation (including the holders of the Debt Securities), as well as shareholders of the Corporation, will have no right to proceed against the assets of such subsidiaries or to cause the liquidation or bankruptcy of such subsidiaries under applicable bankruptcy laws. Creditors of such subsidiaries would be entitled to payment in full from such assets before the Corporation, as a shareholder or partner, as the case may be, would be entitled to receive any distribution therefrom. Claims of creditors of such subsidiaries will have priority with respect to the assets and earnings of such subsidiaries over the claims of the Corporation, except to the extent that the Corporation may itself be a creditor with recognized claims against any such subsidiary ranking at least *pari passu* with such other creditors, in which case the claims of the Corporation would still be effectively subordinate to any mortgage or other liens on the assets of such subsidiary and would be subordinate to any indebtedness of such subsidiary senior to that held by the Corporation. As of March 31, 2001, such subsidiaries had approximately $1 billion of liabilities to third parties, primarily comprised of trade payables. There are no terms of the Debt Securities that limit the ability of such subsidiaries to incur additional indebtedness.

In addition, as a result of the Corporation being a holding company, the Corporation's results of operations and its ability to service its indebtedness, including the Debt Securities, is dependent upon the results of operations of its subsidiaries and the payment of funds by such subsidiaries to the Corporation in the form of loans, dividends or otherwise. The Corporation's subsidiaries have no obligation, contingent or otherwise, to pay amounts due pursuant to the Debt Securities or to make any funds available therefor, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to the Corporation by its

subsidiaries may be subject to statutory or contractual restrictions (including requirements to maintain minimum levels of working capital and other assets), are contingent upon the earnings of those subsidiaries and are subject to various business and other considerations.

Exchange Rates and Exchange Controls

An investment in Debt Securities that are denominated in a specified currency entails significant risks that are not associated with a similar investment in a security denominated in Canadian dollars. Such risks include, without limitation, the possibility of significant changes in rates of exchange between the Canadian dollar and the various foreign currencies and the possibility of the imposition or modification of foreign controls by either the Canadian or foreign governments. Such risks generally depend on economic and political events over which the Corporation has no control. In recent years, rates of exchange between Canadian dollars and certain foreign currencies have been highly volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations in such rate that may occur during the term of any Debt Security. Depreciation of the currency specified in a Debt Security against the Canadian dollar would result in a decrease in the effective yield of such Debt Security below its coupon rate, and in certain circumstances could result in a loss to the investor on a Canadian dollar basis.

Exchange Controls and Availability of Specified Currency

Governments have imposed from time to time, and may in the future impose, exchange controls which could affect exchange rates as well as the availability of a specified foreign currency at the time of payment of principal of, and premium, if any, or interest on a Debt Security. Even if there are no actual exchange controls, it is possible that the specified currency for any particular Debt Security would not be available at such Debt Security's maturity. In that event, the Corporation would make required payments in Canadian dollars on the basis of the Market Exchange Rate on the date of such payment, or if such rate of exchange is not then available, on the basis of the most recently available Market Exchange Rate.

This short form prospectus does not, and any Pricing Supplement will not, describe all the risks of an investment in Debt Securities denominated in a foreign currency or a currency unit and the Corporation disclaims any responsibility to advise prospective purchasers of such risks as they exist at the date of this short form prospectus or as such risks may change from time to time. Prospective investors should consult their own financial and legal advisors as to the risks entailed by an investment in Debt Securities denominated in currencies other than Canadian dollars. Such Debt Securities are not an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions.

The information set forth in this short form prospectus is directed to prospective purchasers who are Canadian residents, and the Corporation disclaims any responsibility to advise prospective purchasers who are residents of countries other than Canada with respect to any matters that may affect the purchase, holding or receipt of payments of principal of and interest on the Debt Securities. Such persons should consult their own counsel with regard to such matters.

Governing Law and Judgments

The Debt Securities will be governed by and construed in accordance with the laws of the Province of Alberta. Any judgment obtained in Canada in respect of the Debt Securities will be expressed in Canadian currency as the *Currency Act* (Canada) provides that any reference to money in a legal proceeding in Canada shall be stated in Canadian currency.

Volatility of Crude Oil and Natural Gas Prices

Prices received for crude oil and natural gas and revenues from marketing activities are impacted in varying degrees by factors outside Nexen's control. Nexen may occasionally use derivative financial instruments in its management of such risks.

Crude oil and natural gas are commodities which are sensitive to numerous worldwide factors, many of which are beyond the Corporation's control, and are generally sold at contract or posted prices. Changes in world crude oil and natural gas prices may significantly affect Nexen's results of operations and cash generated from operating activities. Consequently, such prices also may affect the value of Nexen's oil and gas properties and the level of spending for oil and gas exploration and development.

Nexen's crude oil prices are based on various reference prices, primarily the West Texas Intermediate crude oil reference price ("WTI") and other prices which generally track the movement in WTI. Adjustments are made to the reference price to reflect quality differentials and transportation. WTI and other international reference prices are affected by numerous and complex worldwide factors such as supply and demand fundamentals, economic outlooks, production quotas set by the Organization of Petroleum Exporting Countries and political events. Quality differentials are affected by local supply and demand factors.

Approximately 13% of the Corporation's production for the year ended December 31, 2000 on a barrel of oil equivalent basis was heavy oil. The market prices for heavy oil differ from the established market indices for light and medium grades of oil, due principally to the higher transportation and refining costs associated with heavy oil. As a result, the price received for heavy oil is generally lower than the price for medium and light oil, and the production costs associated with heavy oil are relatively higher than for lighter grades. No assurances can be made as to future differentials. Increased differentials may have a material adverse effect on the Corporation.

Governmental Regulation

The petroleum industry is subject to regulation and intervention by governments in such matters as the awarding of exploration and production interests, the imposition of specific drilling obligations, environmental protection controls, control over the development and abandonment of fields (including restrictions on production) and possibly expropriation or cancellation of contract rights. As well, governments may regulate or intervene with respect to price, taxes, royalties and the exportation of oil and natural gas. Such regulations may be changed from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and gas industry could reduce demand for natural gas and crude oil, increase Nexen's costs and may have a material adverse impact on Nexen.

Interest Rate Risk

Nexen is exposed to fluctuations in short-term Canadian interest rates as a result of the use of floating rate debt and, to a lesser extent, the use of derivative financial instruments as their market value is sensitive to interest rate fluctuations. Nexen manages its interest rate exposure by maintaining a combination of fixed and floating rate borrowings and by the periodic use of derivative instruments.

Foreign Currency Rate Risk

A substantial portion of Nexen's operations is exposed to short-term fluctuations in the Canadian to United States dollar exchange rate. Revenues, expenses and capital expenditures of operations outside Canada are principally denominated in United States dollars. In addition, prices received for sales in Canada of crude oil, natural gas and a portion of chemicals products are referenced to United States dollar denominated prices. Nexen also has the ability to borrow on a short-term and long-term basis in United

States dollars. Nexen's net investments in operations outside Canada are exposed to longer-term fluctuations in the exchange rate.

The Corporation manages its exposure to exchange rate fluctuations by generally matching United States dollar denominated cash inflows with similarly denominated cash requirements. Since the timing of cash inflows and outflows is not necessarily interrelated, particularly regarding capital expenditures, Nexen maintains revolving United States dollar borrowing facilities which can be utilized or repaid depending on the net cash flows. In addition, Nexen maintains long-term United States dollar denominated borrowings which it designates as a hedge against its net investments in foreign operations. Nexen occasionally utilizes derivative instruments to effectively convert future cash flows from Canadian to United States dollars or vice versa.

Marketing

Nexen's marketing activities also expose the Corporation to commodity price risk. The exposure is managed by generally matching contracted purchases and sales, and through the use of derivative instruments comprising futures, forwards, swaps and options. The extent of exposure is restricted to prescribed limits and is monitored using a daily value-at-risk ("VAR") calculation. The Corporation's VAR calculation estimates the maximum probable loss, given a 95% confidence level, that the Corporation would incur if it were to unwind its outstanding positions over a two-day time period. Although VAR is a reasonable measure of exposure, it does not represent the maximum possible loss, nor is it necessarily indicative of actual results which may occur.

Need to Replace Reserves

Nexen's future crude oil and natural gas reserves and production, and therefore its operating cash flows and results of operations, are highly dependent upon Nexen's success in exploiting its current reserve base and acquiring or discovering additional reserves. Without reserve additions through exploration, acquisition or development activities, Nexen's reserves and production will decline over time as reserves are produced. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent cash flows from operations are insufficient and external sources of capital become limited or unavailable, Nexen's ability to make the necessary capital investments to maintain and expand its oil and natural gas reserves will be impaired.

Operating Hazards and Other Uncertainties

Acquiring, developing and exploring for oil and natural gas involves many risks. These risks include encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, equipment failures and other accidents, craterings, sour gas releases, uncontrollable flows of oil, natural gas or well fluids, adverse weather conditions and environmental risks. Although Nexen maintains insurance in accordance with customary industry practice, Nexen cannot fully insure against all of these risks. Losses resulting from the occurrence of these risks could have a material adverse impact on Nexen.

International Operations

Portions of Nexen's operations and related assets are located in countries outside North America, some of which may be considered politically and economically unstable. These operations and related assets are subject to the risks of actions by governmental authorities and insurgent groups. Nexen, like other international oil companies, attempts to conduct its business and financial affairs so as to protect against political, legal, regulatory and economic risks applicable to operations in the various countries where it operates, but there can be no assurance that Nexen will be successful in so protecting itself.

Uncertainty of Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves, including many factors beyond the control of Nexen. The reserve data incorporated by reference herein represent estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary considerably from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. Nexen's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from such estimates, and such variances could be material.

The estimated discounted future net cash flows from estimated proved reserves incorporated by reference herein are based on prices and costs as of the date of the estimate. Actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by factors such as actual production levels and timing, and changes in governmental regulation or taxation and may differ materially from such estimates.

Environmental Regulations

Nexen's worldwide operations are subject to stringent government laws and regulations. These laws and regulations generally require Nexen to remove or remedy the effect of its activities on the environment at present and former operating sites, including dismantling production facilities and remediating damage caused by the disposal or release of specified substances. Nexen operates in a manner intended to ensure that its projects around the world meet appropriate North American environmental standards and believes that its operations comply in all material respects with applicable environmental regulations.

Competition

The oil and gas industry is highly competitive particularly as it pertains to the search for and development of new sources of crude oil and natural gas reserves, the construction and operation of crude oil and natural gas pipelines and facilities, and the transportation and marketing of crude oil, natural gas, sulphur and other petroleum products. The industry also competes with other industries in supplying sulphur and non-petroleum energy products. Nexen's competitors include major integrated oil and gas companies and numerous other independent oil and gas companies, some of which have greater financial and other resources than the Corporation. The pulp and paper chemicals market is also highly competitive, with the principal factors being price, product quality, logistics, reliability of supply and technical service. Although Nexen Chemicals Canada Limited Partnership is the third largest producer of sodium chlorate in North America and has continent-wide supply capability, there are a number of other suppliers of sodium chlorate in North America, some of which may have greater financial and other resources than the Corporation.

THE CORPORATION

The Corporation was incorporated under the federal laws of Canada on July 12, 1971, as Canadian Occidental Petroleum Ltd.

On March 1, 2000, the Corporation, Ontario Teachers' Pension Plan Board ("Teachers") and Occidental Petroleum Corporation ("Occidental") entered into an agreement (the "Agreement") whereby Occidental sold its 29% interest in Nexen. Teachers purchased 20.2 million common shares and

concurrently therewith the Corporation repurchased 20 million common shares for $605 million including associated fees. The Agreement was approved by a majority of Nexen shareholders, other than Occidental and Teachers, at a meeting of shareholders on April 17, 2000. Pursuant to the terms of the Agreement, the Corporation was required to change its name and on November 2, 2000, the Corporation changed its name to Nexen Inc.

The head office and principal place of business of the Corporation is located at 635 - 8th Avenue S.W., Calgary, Alberta, T2P 3Z1.

Nexen is a global energy and chemicals company with operations in the following areas:

Oil and Gas

Nexen is involved in the exploration for and development and production of crude oil, natural gas and related products around the world. In addition, it is involved in the transportation and marketing of proprietary and third party purchased crude oil and natural gas.

Syncrude Joint Venture

Nexen is involved in the development and production of synthetic crude oil from oil sands in Canada through a 7.23% joint venture interest in Syncrude Canada Ltd.

Chemicals

Nexen is involved in the manufacture, marketing and distribution of industrial chemicals, principally sodium chlorate and chlor-alkali products (chlorine, caustic soda and muriatic acid) in Canada, the United States and Brazil.

Inter-Corporate Relationships

Nexen conducts a substantial portion of its operations through subsidiaries, including partnerships, all of which are directly or indirectly wholly-owned. See "Risk Factors – Adverse Consequences of Holding Company Structure". The following table sets forth the material subsidiaries of Nexen, and the jurisdiction of formation.

Name	**Jurisdiction of Formation**
Chemicals	
Nexen Chemicals Canada Limited Partnership	British Columbia Limited Partnership
Marketing	
Nexen Marketing	Alberta Partnership
Canada	
Nexen Petroleum Canada	Saskatchewan Partnership
Wascana Energy Inc.	Saskatchewan
United States	
Nexen Petroleum Offshore U.S.A. Inc.	Delaware
International	
Nexen Petroleum Operations Yemen Ltd.	Bermuda

USE OF PROCEEDS

Unless otherwise indicated in a Prospectus Supplement relating to a series of Debt Securities, the net proceeds received by the Corporation from the sale of Debt Securities will be used by the Corporation for general corporate purposes, which may include financing the Corporation's capital expenditure program and working capital requirements and the repayment of indebtedness. The amount of net proceeds to be used for any such purpose will be set forth in a Prospectus Supplement. The Corporation expects that it will, from time to time, issue debt instruments and incur additional indebtedness otherwise than through the issue of Debt Securities pursuant to this Prospectus.

INTEREST COVERAGE

The following financial ratios are calculated on a consolidated basis for the twelve month periods ended December 31, 2000 and March 31, 2001 and are based on audited financial information, in the case of December 31, 2000, and unaudited financial information, in the case of March 31, 2001 The following ratios do not give effect to the issue of any Notes pursuant to this Prospectus.

	March 31, 2001	December 31, 2000
Interest coverage on long-term debt(1)(2)	8.99 times	9.14 times

Notes:

(1) Interest coverage means net income plus income taxes and interest expense on long-term debt divided by interest expense on long-term debt.

(2) The interest coverage calculations have been made without including the annual carrying charges relating to the equity component of the U.S. $258.75 million aggregate principal amount of 9.75% preferred securities due 2047 and the U.S. $217.5 million aggregate principal amount of 9.375% preferred securities due 2047 of the Corporation (collectively, the "Preferred Securities"). If the equity component of the Preferred Securities were classified as debt, the entire carrying charges of the Preferred Securities would be included in interest expense. If these annual carrying charges had been included in the calculations, the interest coverage would have been 5.90 times for the twelve month period ended December 31, 2000 and 5.97 times for the twelve month period ended March 31, 2001.

DESCRIPTION OF DEBT SECURITIES

The following description of the Debt Securities is a summary of certain of their material attributes and characteristics which does not purport to be complete and is subject to the detailed provisions of the Trust Indenture (defined below), to which reference is hereby made for a full description of such provisions, including the definition of certain terms used herein, and for other information regarding the Debt Securities. The Trust Indenture is subject to the provisions of the *Canada Business Corporations Act* and, consequently, is exempt from the operation of certain provisions of the United States *Trust Indenture Act of 1939* (the "Trust Indenture Act") pursuant to Rule 4d-9 thereunder. As used under this heading "Description of Debt Securities", all references to "Nexen" and the "Corporation" shall mean Nexen Inc. excluding, unless otherwise expressly stated or the context otherwise requires, its subsidiaries; and all references to "principal" of the Debt Securities shall be deemed to include a reference to "and premium, if any," (i) unless otherwise expressly stated, (ii) unless the context otherwise requires or (iii) where such reference is to the aggregate principal amount of the Debt Securities issuable pursuant to this Prospectus or constituting a particular series.

General

The Debt Securities will be issued under a trust indenture dated April 28, 1998 (the "Trust Indenture") between Nexen and CIBC Mellon Trust Company, as Trustee (the "Trustee"). The aggregate principal amount of the Debt Securities authorized under the Trust Indenture is unlimited, and Debt Securities may be issued from time to time in one or more series thereunder. The Debt Securities offered pursuant to this Prospectus will be limited to U.S. $500,000,000 (or the equivalent in other currencies or currency units) aggregate principal amount. Unless otherwise indicated in the applicable Prospectus

Supplement, the Trust Indenture also permits the Corporation to increase the principal amount of any series of Debt Securities previously issued and to issue such increased principal amount.

The particular terms of each series of Debt Securities, as well as any modifications of or additions to the general terms of the Debt Securities as described herein that may be applicable in the case of a particular series of Debt Securities, will be described in a Prospectus Supplement relating to that series of Debt Securities. Reference is made to the Prospectus Supplement or Supplements for the specific terms of any series of Debt Securities, including, without limitation, the specific designation, aggregate principal amount, denomination (which may be in United States dollars, or in any other currency), maturity, rate (which may be fixed or variable) and time of payment of interest, if any, any terms for redemption at the option of the Corporation or the holders, any terms for sinking fund payments, any listing on a securities exchange, the initial public offering price (or the manner of determination thereof if offered on a non-fixed price basis) and any other terms in connection with the offering and sale of such Debt Securities. The Corporation reserves the right to set forth in a Prospectus Supplement specific terms of Debt Securities that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Debt Securities described in a Prospectus Supplement differ from any of the terms described herein, the description of such terms set forth herein shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Debt Securities.

Numerical references in parentheses below are to sections or articles in the Trust Indenture.

Subject to the discussion of tax matters contained in the Prospectus Supplement relating to a particular series of Debt Securities and subject to any limitations and assumptions described therein, in the opinion of Bennett Jones LLP, Canadian counsel to the Corporation, and based on current law and the administrative practice of Canada Customs and Revenue Agency, the payment by the Corporation of the principal of and interest on the Debt Securities to holders thereof who are (or are deemed to be) non-residents of Canada and with whom the Corporation deals at arm's length (within the meaning of the *Income Tax Act* (Canada)), will be exempt from Canadian withholding tax. If, however, the Corporation becomes required to withhold or deduct Canadian taxes on such payments, the Corporation is not required to pay any additional amounts to holders of Debt Securities, and as a result, the net amounts received by holders after such withholding or deduction will be less than the amounts the holders would have received if such taxes had not been withheld or deducted.

Ranking; Holding Company Structure

The Debt Securities will be direct, unsecured and unsubordinated obligations of the Corporation, unless otherwise provided for in a supplemental indenture, and will rank *pari passu* in right of payment with all existing and future unsecured, unsubordinated indebtedness of the Corporation.

The Corporation conducts a substantial portion of its operations through subsidiaries and partnerships, effectively subordinating the Debt Securities to all existing and future liabilities (including trade payables and indebtedness) of the Corporation's subsidiaries and such partnerships. See "Risk Factors – Adverse Consequences of Holding Company Structure".

Form, Denomination, Exchange and Transfer

Subject to the discussion below under "Book Entry Procedures", Debt Securities may be issued in registered form without coupons (registered as to both principal and interest) or with coupons and registered as to principal only, or in bearer form with or without coupons. Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities will be issuable in denominations of U.S. $1,000 and integral multiples of U.S. $1,000. (Sections 2.2 and 2.14) Debt Securities of any series may be issued in whole or in part in the form of one or more global Debt Securities ("Global Debt Securities") registered in the name of a designated clearing agency (a "Depositary") or its nominee and held by or on behalf of the Depositary in accordance with the terms of the Trust Indenture. The specific terms of the

depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Debt Security will, to the extent not described herein, be described in the Prospectus Supplement relating to such series.

Subject to the discussion below under "Book Entry Procedures", Debt Securities of any authorized form or denomination issued under the Trust Indenture may be exchanged for Debt Securities of any other authorized form or denomination or denominations, any such exchange to be for an equivalent aggregate principal amount of Debt Securities of the same series, carrying the same rate of interest and same redemption and other provisions as the Debt Securities so exchanged. Exchanges of Debt Securities of any series may be made at the offices of the Trustee in the City of Calgary and at such other places as may from time to time be designated by the Corporation with the approval of the Trustee and may be specified in the applicable Prospectus Supplement. (Section 3.6) In addition, if Debt Securities of any series are issued in definitive certificated form as described below under "Book Entry Procedures", or if the Depositary for such Debt Securities of such series shall so require, the Corporation will maintain a paying agent and transfer agent for such Debt Securities in The City of New York. Unless otherwise specified in the applicable Prospectus Supplement, the Trustee will be the registrar and transfer agent for the Debt Securities issued under the Trust Indenture. (Section 3.2) No service charge may be made for any transfer or exchange of Debt Securities, although Nexen and the Trustee may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith. (Section 3.8)

Book Entry Procedures

Except as provided below, a Global Debt Security may not be transferred except as a whole between the Depositary and a nominee of the Depositary or as between nominees of the Depositary, or to a successor Depositary or nominee thereof, until it is wholly exchanged for Debt Securities in definitive certificated form in accordance with the terms of the Trust Indenture. So long as the Depositary for a Global Debt Security, or its nominee, is the registered owner of such Global Debt Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Debt Security for all purposes under the Trust Indenture and payments of principal of and interest on the Debt Securities represented by a Global Debt Security will be made by the Corporation to the Depository or its nominee. Except as set forth below, owners of beneficial interests in a Global Debt Security will not be entitled to have the Debt Securities represented by such Global Debt Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in definitive certificated form and will not be considered the owners or holders thereof under the Trust Indenture. No Global Debt Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Debt Security in whole or in part may be registered, in the name of any person other than the Depositary for such Global Debt Security or any nominee of such Depositary unless (a) the Depositary has notified the Corporation that it is unwilling or unable to continue as Depositary for such Global Debt Security or has ceased to be eligible to act as such as required by the Trust Indenture and the Corporation has been unable to obtain a replacement within 90 days following such notification, (b) there shall have occurred and be continuing an Event of Default with respect to the Debt Securities represented by such Global Debt Security or (c) if the Corporation at any time in its sole discretion determines that the Debt Securities represented by a Global Debt Security shall no longer be so represented, whereupon such Global Debt Security shall be exchanged for definitive certificated Debt Securities of the same series in an aggregate principal amount equal to the principal amount of such Global Debt Securities and registered in such names as the Depositary may direct. (Section 2.14)

Unless otherwise stated in the applicable Prospectus Supplement, The Depository Trust Company ("DTC") will act as Depositary for any Debt Securities issued in book-entry form. The following is based on information furnished to the Corporation:

DTC has advised the Corporation that DTC holds securities of its participants to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. Upon the issuance of a Global Debt Security, DTC will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Debt Security to the accounts of participants. Ownership of beneficial interests in a Global Debt Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in a Global Debt Security will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC. Ownership of beneficial interests in such Global Debt Security by persons who hold through participants will be shown on, and the transfer of those ownership interests will be effected only through records maintained by such participants. The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in certificated form. Such laws may impair the ability to acquire or transfer beneficial interests in a Global Debt Security.

Each person owning a beneficial interest in a Global Debt Security must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Trust Indenture or such Global Debt Security. Nexen understands that, under existing industry practice, in the event that Nexen requests any action of holders represented by a Global Debt Security or an owner of a beneficial interest in a Global Debt Security desires to take any action that the holder of such Global Debt Security is entitled to take, DTC would authorize the participants holding interests in the Global Debt Securities to take such action and that the participants would authorize beneficial owners through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Principal of and interest payments on Debt Securities represented by one or more Global Debt Securities will be made to DTC or its nominee, as the case may be, as the sole owner and holder of such Global Debt Security or securities. Neither Nexen, nor any underwriter or dealer, nor any paying agent nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Debt Security, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. Nexen expects that DTC, upon receipt of any payment of principal or interest in respect of a Global Debt Security, will credit the accounts of the related participants with payment in amounts proportionate to their respective beneficial interests in the principal amount of such Global Debt Security as shown on the records of DTC. Nexen also expects that payments by participants to owners of beneficial interests in a Global Debt Security will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participants.

DTC has advised Nexen as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the United States *Securities Exchange Act of 1934* ("Exchange Act"). Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by DTC only through participants or indirect participants.

Same-Day Settlement and Payment

Settlement for the Debt Securities will be made in immediately available funds. So long as DTC continues to make its Same-Day Funds Settlement System available to Nexen, all payments of principal

of and interest on Global Debt Securities will be made by Nexen in immediately available funds, and secondary market trading activity in the Debt Securities represented by Global Debt Securities will settle in immediately available funds. The Corporation will also agree that, if definitive certificated Debt Securities are issued in exchange for interests in any Global Debt Securities, the Corporation will pay the principal and interest on such definitive certificated Debt Securities by wire transfer of immediately available funds; provided that the holders thereof shall have provided appropriate wire transfer instructions to the Corporation.

Payment of Interest and Principal

The Corporation will pay the principal of and interest on Debt Securities at the dates and places, in the currencies and in the manner described in the Debt Securities and in the coupons, if any, pertaining thereto. As interest becomes due on any fully registered Debt Security, the Corporation, either directly or through the Trustee, will send, at least five (5) days prior to each interest payment date, by prepaid ordinary mail, a cheque for such interest (less any tax required to be withheld therefrom, if any) payable to the order of the person who was the registered holder of such Debt Security at the close of business on the relevant record date and addressed to such holder at such holder's last address appearing on the register. In the event of non-receipt of any cheque for interest by the person to whom it is sent in accordance with the Trust Indenture, the Corporation or the Trustee will issue to such person a replacement cheque for a like amount upon being furnished with such evidence of non-receipt as it may reasonably require. (Section 5.1) Payments may also be made by wire transfer or other electronic means. (Section 1.7) Notwithstanding the foregoing, payments on Global Debt Securities issued in book-entry form and registered in the name of DTC (or any successor Depositary) or its nominee shall be made by wire transfer of immediately available funds unless otherwise required by such Depositary.

Unless otherwise specified in the applicable Prospectus Supplement, the Trustee will be the initial paying agent for the Debt Securities of each series. The Trust Indenture permits the Corporation to replace the Trustee as paying agent, to appoint additional paying agents and, subject to certain exceptions, to act as paying agent in respect of the Debt Securities of any series.

Principal and interest payments on Debt Securities represented by a Global Debt Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Global Debt Security. None of the Corporation, the Trustee or any paying agent for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Debt Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Payment of principal of and interest on a Debt Security in accordance with the Trust Indenture shall absolutely satisfy and discharge the liability of the Corporation with respect to such payment under the Debt Security, unless, in the case of payment by cheque, such cheque is not paid upon presentation at any one of the places where interest is payable according to the terms of such Debt Security and the coupon, if any, pertaining thereto. (Section 5.1)

Events of Default

Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the events of default or covenants of Nexen that are described below.

Unless otherwise specified in the applicable Prospectus Supplement, the following are events of default ("Events of Default") under the Trust Indenture in relation to the Debt Securities issued thereunder:

(i) failure by Nexen to pay the principal of or premium, if any, on or any sinking fund payment with respect to, any Debt Security when due and if continuing for a period of four days after written notice of the default has been provided to Nexen by the Trustee or any holder of outstanding Debt Securities;

(ii) failure by Nexen to pay any interest on any Debt Security or on any sinking fund payment and if continuing for a period of 30 days after written notice of the default has been provided to Nexen by the Trustee or any holder of outstanding Debt Securities:

(iii) certain events of bankruptcy, insolvency or analogous proceedings with respect to the Corporation or any of its Restricted Subsidiaries;

(iv) if any process of execution be enforced or levied upon any of the property of Nexen or a Restricted Subsidiary (as defined below) and such property has a net book value in excess of the greater of $75,000,000 and 7.5% of the Equity (as defined below) of the Corporation, or the equivalent thereof in any other currency, and such process remains unsatisfied for a period of 60 days, as to movable or personal property, or 90 days, as to immovable or real property, provided that such process is not in good faith disputed by the Corporation or such Restricted Subsidiary, or, if so disputed, the Corporation shall not have given evidence satisfactory to the Trustee that it or such Restricted Subsidiary has available a sum sufficient to pay in full the amount claimed in the event that it shall be held to be a valid claim;

(v) failure by Nexen or a Restricted Subsidiary to make any payment at maturity, including any applicable grace period, in respect of any one or more issues of Indebtedness for Borrowed Money (as defined below) in an aggregate amount in excess of the greater of $75,000,000 and 7.5% of the Equity of the Corporation, or the equivalent thereof in any other currency, and if continuing for a period of 30 days after written notice of the default has been provided to Nexen by the Trustee, or to Nexen and the Trustee by the holders of not less than 25% in aggregate principal amount of the outstanding Debt Securities;

(vi) if a default or defaults with respect to any one or more issues of Indebtedness for Borrowed Money of Nexen or any Restricted Subsidiary occur, which default or defaults, as the case may be, result in the acceleration of Indebtedness for Borrowed Money of the Corporation or any Restricted Subsidiary in an aggregate amount in excess of the greater of $75,000,000 and 7.5% of the Equity of the Corporation, or the equivalent thereof in any other currency, without such Indebtedness for Borrowed Money having been discharged or such acceleration having been cured, waived, rescinded or annulled for a period of 30 days after written notice of the default has been provided to Nexen by the Trustee, or to Nexen and the Trustee by the holders of not less than 25% in aggregate principal amount of the outstanding Debt Securities; or

(vii) default by Nexen in the performance or observance of any other covenant or condition contained in the Trust Indenture or the Debt Securities continuing for a period of 60 days (or such shorter or longer period as may be determined by the Trustee, under certain circumstances, in accordance with the Trust Indenture) after written notice has been given to Nexen by the Trustee, or to the Corporation and the Trustee by the holders of not less than 25% in aggregate principal amount of the outstanding Debt Securities (or, in the case of any covenant or condition included solely for the benefit of one or more series of Debt Securities, by the holders of not less than 25% in aggregate principal amount of the outstanding Debt Securities of such series), specifying the default and requiring Nexen to remedy the same.

Additional Events of Default may be established for a particular series of Debt Securities issued under the Trust Indenture. (Section 6.1)

The Trust Indenture provides that subject to the absolute and unconditional right of each holder of a Debt Security to receive payment of the principal of and interest on such Debt Security on or after the respective due dates therefor, as provided in Section 6.12, if an Event of Default has occurred the Trustee may, in its discretion, and shall upon the requisition in writing of the holders of not less than 25% in aggregate principal amount of outstanding Debt Securities (or, if the Event of Default has occurred with respect to only one or more series of Debt Securities, 25% in aggregate principal amount of the outstanding Debt Securities of such series), declare the principal and interest on all Debt Securities (or the Debt Securities of such affected series, as the case may be) outstanding under the Trust Indenture to be due and payable immediately. (Section 6.2) However, the holders of not less than 66 $^{2/3}$% in principal amount of all Debt Securities outstanding (or, if the Event of Default has occurred with respect only to one or more series of Debt Securities, 66 $^{2/3}$% of the principal amount of Debt Securities of such series outstanding), or the Trustee (if in the Trustee's opinion the default shall have been cured or adequately satisfied), may cancel or annul the acceleration and waive the Event of Default. (Section 6.3) Such power of Debt Security holders to waive defaults is in addition to and subject to the powers exercisable by extraordinary resolution. See "Modification of the Trust Indenture" below.

The Trust Indenture provides that if Nexen fails to pay promptly any principal and interest declared by the Trustee to be due and payable following an Event of Default, the Trustee may in its discretion or shall upon the requisition in writing of the holders of not less than 25% in aggregate principal amount of outstanding Debt Securities (or, if the Event of Default has occurred with respect to only one or more series of Debt Securities, 25% in aggregate principal amount of the outstanding Debt Securities of such series) and upon being indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed to obtain or enforce payment of the amounts due and payable together with other amounts due under the Trust Indenture by such proceedings as are authorized under the Trust Indenture or by law or equity. Where the Trustee fails to act within a reasonable time following receipt of the foregoing requisition in writing and indemnity, holders of Debt Securities issued under the Trust Indenture shall be entitled to take proceedings to obtain or enforce payment of amounts due or payable by the Corporation. (Section 6.4) The Trust Indenture provides that no holder of Debt Securities will have any right (other than actions for payment of overdue principal and interest) to institute action against the Corporation under the Trust Indenture except in accordance with the foregoing procedures.

Notwithstanding any other provisions in the Trust Indenture and any provision of any Debt Security, each holder of any Debt Security shall have the right, which is absolute and unconditional, to receive payment of the principal and interest on such Debt Security in the amounts, at the rates and on or after the respective due dates expressed in such Debt Security, and to institute suit for the enforcement of any such payment on or after such respective dates, which rights shall not he impaired or affected (whether by modification of the Trust Indenture or of the rights of holders of Debt Securities exercisable by extraordinary resolution, waiver of an Event of Default or otherwise) without the consent of such Debt Security holder. (Section 6.12)

The Corporation and any successor corporation is liable for payment of the principal of and interest on the Debt Securities. (Sections 5.1 and 8.1) Each holder of Debt Securities outstanding from time to time under the Trust Indenture and the Trustee waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future incorporator, shareholder, director, officer or employee of Nexen but not against the Corporation or any successor corporation for the payment of the principal of or interest on the Debt Securities or on any covenant, agreement, representation or warranty by Nexen contained in the Trust Indenture or in the Debt Securities. (Section 6.11)

Limitation on Liens

The Corporation covenants and agrees in the Trust Indenture that except for Permitted Encumbrances (as defined below), (i) the Corporation shall not create, incur, assume or suffer to exist, nor

shall it allow or permit any Restricted Subsidiary (as defined below) to create, incur, assume or suffer to exist, any Security Interest (as defined below) upon or with respect to any of its properties or assets or any income or profits therefrom, whether owned on the date of the Trust Indenture or thereafter acquired, and (ii) without limitation to the provisions of clause (i) of this sentence, the Corporation shall not create, incur, assume or suffer to exist, nor shall it allow or permit any Subsidiary (as defined below) to create, incur, assume or suffer to exist, any Security Interest upon or with respect to any shares of capital stock, Indebtedness or other securities of, or other ownership interests in, any Restricted Subsidiary, whether owned on the date of the Trust Indenture or thereafter acquired, unless, in any case described in (i) or (ii) of this sentence, the Corporation or such Restricted Subsidiary or Subsidiary, as the case may be, shall secure or cause to be secured the Debt Securities equally and rateably with the Indebtedness secured by such Security Interest. (Section 5.1)

Reorganization, Merger, Conveyance or Lease

The Corporation will not be restricted by the terms of the Trust Indenture from merging, amalgamating or consolidating with or into any other Person, or from selling, assigning, leasing, conveying or otherwise transferring all or substantially all of its property and assets to any other Person, or from changing the jurisdiction under whose laws the Corporation is organized and existing if, in any such case: (a) either the Corporation shall be the surviving corporation, or the successor or transferee corporation (the "successor corporation") expressly assumes, by supplemental indenture, the due and punctual payment of the Debt Securities and the due and punctual performance and observance of all other covenants in the Trust Indenture and the Debt Securities to be performed or observed by the Corporation (provided that no such supplemental indenture will be required pursuant to the provisions of this clause (a) if (i) the transaction in question is an amalgamation of the Corporation with any one or more other corporations, which amalgamation is governed by the statutes of Canada or any Province thereof, (ii) the successor corporation is and, immediately prior to such amalgamation, the Corporation was organized and existing under the laws of Canada or any Province thereof, (iii) upon the effectiveness of such amalgamation, the successor corporation shall have become or shall continue to be (as the case may be), by operation of law and as expressly provided by the statutes of Canada or any Province thereof (as the case may be) applicable to such transaction, liable for the due and punctual payment of the Debt Securities and the due and punctual performance and observance of all other covenants in the Trust Indenture and the Debt Securities to be performed or observed by the Corporation, and (iv) the Corporation shall have delivered to the Trustee an opinion of legal counsel to the Corporation to the effect set forth in clauses (i) through (iii) above); (b) the Trustee is satisfied, and legal counsel to the Corporation is of the opinion, that such transaction is upon such terms as substantially to preserve and not to prejudice any of the rights and powers of the Trustee or of the holders of Debt Securities (including, in respect of any Debt Securities that may be convertible, the conversion rights of holders thereof); (c) there shall exist no condition or event either at the time of or immediately following such transaction, as to either Nexen or the successor corporation, which constitutes or would with the passage of time or notice or both constitute an Event of Default under the Trust Indenture; and (d) the Corporation shall have delivered to the Trustee the officer's certificate and opinions of counsel called for by the Trust Indenture; provided that, if the successor corporation is not organized and validly existing under the laws of the United States of America or any State thereof or the District of Columbia or Canada or any Province thereof, such successor corporation shall expressly agree, in a supplemental indenture executed by such successor corporation, that the principal of and interest on the Debt Securities will be paid without withholding or deduction for or on account of any present or future taxes, duties, levies, imposts, fees, assessments or other governmental charges (including penalties, interest and other liabilities related thereto) (collectively, "Taxes") of whatever nature imposed, levied, withheld, assessed or collected by or on behalf of the jurisdiction in which such successor corporation is organized, is resident or is deemed for tax purposes to be resident (each such jurisdiction being hereinafter called an "Applicable Jurisdiction") or any political subdivision or taxing authority of or in any Applicable Jurisdiction, unless such Taxes are required by any Applicable Jurisdiction or any political subdivision or taxing authority thereof or therein to be withheld or deducted, in which case such successor corporation will pay such additional amounts ("Additional Amounts") as may be necessary in order that the net amount paid to each holder of any Debt

Securities, after such deduction or withholding, will not be less than the amount which such holder would have received in accordance with the terms of the Debt Securities and the Trust Indenture if no such deduction or withholding had been required. All references herein to the payment of the principal of or interest on any Debt Securities shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts would be payable.

Defeasance or Covenant Defeasance of Trust Indenture

The Corporation may, at its option and at any time, terminate the obligations of the Corporation with respect to the outstanding Debt Securities ("defeasance"). Such defeasance means that the Corporation shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Debt Securities, except for, among other things, (i) the rights of holders of outstanding Debt Securities to receive solely from the cash and/or U.S. Government Obligations (as defined in the Trust Indenture) deposited in trust as described below, payment in respect of the principal of and interest on the Debt Securities when such payments are due, (ii) the Corporation's obligations to issue temporary Debt Securities, register the transfer or exchange of any Debt Securities, replace mutilated, destroyed, lost or stolen Debt Securities and maintain an office or agency for payments in respect of the Debt Securities, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and (iv) the defeasance provisions of the Trust Indenture. In addition, the Corporation may, at its option and at any time, elect to terminate the obligations of the Corporation with respect to certain covenants that are set forth in the Trust Indenture, including the covenant described under "Limitation on Liens" above, and any subsequent failure to comply with such obligations shall not constitute an event of default with respect to the Debt Securities ("covenant defeasance").

In order to exercise either defeasance or covenant defeasance of the Debt Securities, (i) the Corporation must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Debt Securities, cash in United States dollars, U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the written opinion of a nationally recognized firm of independent public accountants, to pay the principal of and interest on the outstanding Debt Securities when due: (ii) the Corporation shall have delivered to the Trustee an opinion of U.S. counsel to the effect that the holders of the outstanding Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred (in the case of defeasance, such opinion must refer to and be based upon a ruling of the Internal Revenue Service or a change after the date of the Trust Indenture in applicable U.S. federal income tax laws); (iii) the Corporation shall have delivered to the Trustee an opinion of Canadian counsel to the effect that (A) the holders of the outstanding Debt Securities will not recognize income, gain or loss for Canadian federal income tax purposes as a result of such defeasance or covenant defeasance, (B) after such defeasance or covenant defeasance, any payment or credit by the Corporation of the principal of or interest on the Debt Securities to a holder thereof will be exempt from Canadian withholding tax if the holder thereof, for the purposes of the *Income Tax Act* (Canada) (or any successor law) is or is deemed to be a non-resident of Canada and deals at arms' length with the Corporation at the time of such payment or credit, and (C) after such defeasance or covenant defeasance, holders of the Debt Securities will be subject to Canadian federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred; (iv) no Event of Default or event which, with notice or passage of time or both, would constitute an Event of Default shall have occurred and be continuing on the date of such deposit or, insofar as clause (iii) of the second paragraph under "Events of Default" is concerned, at any time during the period ending on the day which is the later of (A) three months and one day after the date of such deposit and (B) 91 days after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period); (v) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, the Trust Indenture or any other material agreement or instrument to which the Corporation is a party or by which it is bound; (vi) the Corporation shall have delivered to the Trustee an officer's certificate of the Corporation stating

that the deposit with the Trustee was not made by the Corporation with the intent of preferring the holders of the Debt Securities over the other creditors of the Corporation or with the intent of defeating, hindering, delaying or defrauding creditors of the Corporation or otherwise; and (vii) the Corporation shall have delivered to the Trustee an officer's certificate and an opinion of counsel, each stating that all conditions precedent under the Trust Indenture to either defeasance or covenant defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

The Trust Indenture will be discharged with respect to the Debt Securities and will cease to be of further effect (except as to, among other things, surviving rights or registration of transfer or exchange of the Debt Securities, as expressly provided for in the Trust Indenture) as to all outstanding Debt Securities when (i) either (a) all the Debt Securities theretofore authenticated and delivered (except lost, stolen or destroyed Debt Securities which have been replaced or repaid) have been delivered to the Trustee for cancellation or (b) all Debt Securities have been called for redemption or have become due and payable and the Corporation has irrevocably deposited or caused to be deposited with the Trustee cash in U.S. dollars in an amount sufficient to pay and discharge the entire indebtedness on the Debt Securities not theretofore delivered to the Trustee for cancellation, for principal of and interest on the Debt Securities to the date of redemption or maturity, as the case may be, together with irrevocable instructions from the Corporation directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; (ii) the Corporation has paid all other sums payable under the Trust Indenture and the Debt Securities by the Corporation; (iii) there exists no Event of Default or event which, with notice or passage of time or both, would constitute an Event of Default under the Trust Indenture; and (iv) the Corporation has delivered to the Trustee an officer's certificate and an opinion of counsel stating that all conditions precedent under the Trust Indenture relating to the satisfaction and discharge of the Trust Indenture have been complied with.

Evidence of Compliance

The Trust Indenture provides that the Corporation shall furnish to the Trustee evidence of compliance by the Corporation with conditions precedent provided for in the Trust Indenture to be fulfilled by the Corporation relating to (a) the certification and delivery of the original issue of Debt Securities; (b) the satisfaction and discharge of the Trust Indenture; and (c) the taking of any action to be taken by the Trustee at the request of the Corporation forthwith if and when such evidence is required to be furnished to the Trustee by the Trust Indenture. The evidence of compliance is to consist of (a) a statutory declaration or certificate of a director or officer of the Corporation stating that the conditions precedent have been complied with in accordance with the terms of the Trust Indenture; and (b) in case of conditions precedent compliance with which are by the Trust Indenture made subject to a review or an examination by counsel, an opinion by counsel that such conditions precedent have been complied with in accordance with the terms of the Trust Indenture. Any such evidence of compliance shall also comply with any legislation relating to trust indentures applicable to the Trust Indenture. In addition to the foregoing, the Corporation shall whenever the Trustee so requires by written notice furnish the Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the Trustee as to any action or step required or permitted to be taken by the Corporation under the Trust Indenture or as a result of any obligation imposed by the Trust Indenture. (Section 11.17) The Trust Indenture also provides that the Corporation will annually (or at any other reasonable time as the Trustee may request) furnish the Trustee with a certificate stating that the Corporation has complied with all covenants, conditions or other requirements contained in the Trust Indenture, noncompliance with which would constitute an Event of Default; or, in the event of such non-compliance, specifying the particulars of such noncompliance. (Section 11.15)

Modification of the Trust Indenture

Subject to Section 6.12 thereof, the Trust Indenture provides the holders of Debt Securities with a number of powers exercisable by extraordinary resolution, including among others (a) to agree to modifications or abrogations of rights of holders of Debt Securities and/or the Trustee against the Corporation or its property; (b) to direct or authorize the Trustee to exercise (or refrain from exercising) any power, right or remedy under the Trust Indenture or Debt Securities; (c) to waive, or direct the Trustee to waive, any default of the Corporation under the Trust Indenture or Debt Securities and, on certain conditions, to restrain other Debt Securities holders from proceeding with an action to enforce a remedy under the Trust Indenture; (d) to assent to any modification in or omission from the provisions of the Trust Indenture also agreed to by the Corporation; (e) to amend or repeal any previous extraordinary resolution; and (f) to remove the Trustee from office and appoint new Trustee(s). Other actions by the holders of Debt Securities may be taken by ordinary resolution. The Trust Indenture provides that resolutions may be made either by vote at meetings of Debt Security holders or by instruments in writing. Resolutions by vote at a meeting will not be binding upon Debt Security holders (or, if the action to be taken affects the rights of holders of one or more series of Debt Securities in a substantially different manner than other holders, upon the holders of such affected series) unless passed by (i) at least 66 $^{2/3}$% of the principal amount of Debt Securities (or each affected series thereof) voted at a meeting where the holders of a majority of the principal amount of the outstanding Debt Securities (or each affected series thereof) are present, in the case of extraordinary resolutions subject to provisions as to adjourned meetings, or (ii) the holders of a majority of the principal amount of Debt Securities (or each affected series thereof) voted at a meeting where at least 25% of the principal amount of the outstanding Debt Securities (or each affected series thereof) are present, in the case of ordinary resolutions. Resolutions by instruments in writing will not be binding unless signed by holders of at least 66 $^{2/3}$% of the outstanding principal amount of the Debt Securities or each affected series thereof (as the case may be). Changes in (a) any covenant or agreement applicable only to a particular series, or (b) reductions in required voting or written consent percentages for any series, are deemed under the Trust Indenture to affect holders of Debt Securities of such series in a substantially different manner. (Article 9)

Governing Law

The Trust Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein, and will also be subject to, and governed by, the provisions of the Trust Indenture Act required to be a part of and govern indentures qualifying for certain exemptions thereunder. (Section 1.5)

Definitions

The Trust Indenture contains the following definitions (Section 1.1):

"Consolidated Net Tangible Assets" means, in respect of the Corporation or any Subsidiary, the aggregate amount of assets less (i) all current liabilities (excluding any current portion of long-term debt) and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense, and other intangibles, all as reflected in the most recent consolidated financial statements of the Corporation or such Subsidiary, as the case may be, in each case prepared in accordance with Generally Accepted Accounting Principles;

"Current Assets" means current assets as determined in accordance with Generally Accepted Accounting Principles;

"Equity" means, as to any Person, the shareholders' equity (or, if such Person is not a corporation, the amount corresponding to shareholders' equity) appearing in such Person's most recent consolidated financial statements prepared in accordance with Generally Accepted Accounting Principles;

"Generally Accepted Accounting Principles" means generally accepted accounting principles which are in effect from time to time in Canada;

"Indebtedness" as to any Person, means, without duplication, all items of indebtedness or liability which in accordance with Generally Accepted Accounting Principles would be considered to be indebtedness or liabilities of such Person as at the date of which indebtedness is to be determined, including Indebtedness for Borrowed Money;

"Indebtedness for Borrowed Money", as to any Person, means, without duplication, the full amount of all liabilities of such Person for the repayment, either in money or in property, of borrowed money, and the full amount of liabilities of others for the repayment, either in money or in property, of borrowed money, that is guaranteed or endorsed (otherwise than for purposes of collection) by such Person, or which such Person is obligated, contingently or otherwise, to purchase, or on which such Person is otherwise contingently liable, provided that a contingent liability for borrowed money shall only constitute Indebtedness for Borrowed Money where the amount thereof is recorded as a liability in the most recent consolidated financial statements of such Person prepared in accordance with Generally Accepted Accounting Principles;

"Permitted Encumbrances" means any of the following:

(i) liens for taxes, assessments or governmental charges which are not due or delinquent, or the validity of which the Corporation or any Restricted Subsidiary shall be contesting in good faith;

(ii) the liens of any judgments rendered, or claims filed, against the Corporation or any Restricted Subsidiary which the Corporation or such Restricted Subsidiary shall be contesting in good faith;

(iii) liens, privileges or other charges imposed or permitted by law such as carriers' liens, builders' liens, materialmen's liens and other liens, privileges or other charges of a similar nature which relate to obligations which are not due or delinquent, or the validity of which the Corporation or the Restricted Subsidiary shall be contesting in good faith;

(iv) undetermined or inchoate liens arising in the ordinary course of and incidental to construction or current operations of the Corporation or any Restricted Subsidiary which relate to obligations which are not due or delinquent, or the validity of which the Corporation or the Restricted Subsidiary shall be contesting in good faith;

(v) easements, rights-of-way, servitudes, zoning or other similar rights or restrictions in respect of land held by the Corporation or any Restricted Subsidiary (including, without limitation, rights-of-way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) which are in existence on the date of execution of the Trust Indenture or which do not, either alone or in the aggregate, materially detract from the value of such land or materially impair its use in the operation of the business of the Corporation or of any such Restricted Subsidiary;

(vi) security arising under partnership agreements, oil and gas leases, overriding royalty agreements, net profits agreements, production payment agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, contracts for the sale, purchase, exchange, transportation, gathering or processing of oil, gas or other hydrocarbons, unitizations and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder), area of mutual interest agreements, gas balancing or deferred production agreements, injection,

repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, which in each of the foregoing cases is customary in the oil and gas business, and other agreements which are customary in the oil and gas business, provided in all instances that such security is limited to the assets that are the subject of the relevant agreement, and such security does not secure Indebtedness for Borrowed Money;

(vii) security arising under partnership agreements, production payment agreements, contracts for the sale, purchase, exchange, transportation or processing of industrial chemicals, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder) and shared facilities and services agreements, which in each of the foregoing cases is entered into in the ordinary course of the industrial chemical business, and other agreements which are customary in the industrial chemical business, provided in all instances that such security is limited to the assets that are the subject of the relevant agreement, and such security does not secure Indebtedness for Borrowed Money;

(viii) security on property not situated in Canada, the United Kingdom or the United States;

(ix) security on any specific property or any interest therein, construction thereon or improvement thereto to secure all or any part of the costs incurred for acquisition, surveying, exploration, drilling, extraction, mining, development, operation, production, construction, alteration, repair or improvement of, in, under or on such property and the plugging and abandonment of wells located thereon (it being understood that costs incurred for "development" shall include costs incurred for all facilities relating to such properties including power plants and utilities or to projects, ventures or other arrangements of which such properties form a part or which relate to such properties or interests), or for acquiring ownership of any Person which owns any such property or interest therein, provided in all instances that such security is limited to such property or any such interest therein, construction thereon or improvement thereto (including any such related facilities);

(x) security in respect of securities or Indebtedness of a Subsidiary other than a Restricted Subsidiary;

(xi) security given to a public utility or any municipality or governmental or other public authority when required by such utility, municipality or authority in connection with the operations of the Corporation or any Restricted Subsidiary, to the extent such security does not materially detract front the value of any material part of the property of the Corporation or any such Restricted Subsidiary;

(xii) cash or marketable securities deposited in connection with bids or tenders, or deposited with a court as security for costs in any litigation, or to secure workmen's compensation or unemployment insurance liabilities;

(xiii) liens on cash or marketable securities of the Corporation or any Restricted Subsidiary granted in the ordinary course of business in connection with:

(A) any currency swap agreements, forward exchange rate agreements, foreign currency futures or options, exchange rate insurance and other similar agreements or arrangements;

(B) any interest rate swap agreements, forward rate agreements, interest rate cap or collar agreements or other similar financial agreements or arrangements; or

(C) any agreements or arrangements entered into for the purpose of hedging product prices;

(xiv) pre-existing encumbrances on assets when acquired or when the owner thereof becomes a Restricted Subsidiary, or encumbrances given by such Restricted Subsidiary on other assets of such Restricted Subsidiary in compliance with obligations under trust deeds or other instruments entered into prior to its becoming a Restricted Subsidiary, or pre-existing encumbrances existing on assets of a Person at the time such Person is merged, amalgamated, liquidated or consolidated with or into the Corporation or any Restricted Subsidiary;

(xv) Purchase Money Mortgages;

(xvi) security on Current Assets given in the ordinary course of business to any financial institution to secure any Indebtedness payable on demand or maturing (including any right of extension or renewal) 18 months or less after the date such Indebtedness is incurred or the date of any renewal or extension thereof;

(xvii) security given by the Corporation in favour of a Restricted Subsidiary or by a Restricted Subsidiary in favour of the Corporation or another Restricted Subsidiary;

(xviii) security in respect of transactions such as the sale (including any forward sale) or other transfer, in the ordinary course of business, of:

(A) oil, gas or other minerals, whether in place or when produced, for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money (however determined) or a specified amount of such minerals; or

(B) any other interests in property of a character commonly referred to as a "production payment";

(xix) rights of set off;

(xx) security existing as of the date of the Trust Indenture;

(xxi) extensions, renewals or replacements of all or part of any security permitted under paragraphs (i) to (xx) hereof or successive extensions, renewals or replacements thereof provided that such security relates to the same property plus improvements, if any, and provided that the amount of Indebtedness secured thereby will not exceed the principal amount of such Indebtedness immediately prior to such extension, renewal or replacement plus an amount necessary to pay any fees or expenses, including premiums, related to such extension, renewal or replacement; and

(xxii) security that would otherwise be prohibited (including any extensions, renewals or replacements thereof or successive extensions, renewals or replacements thereof), provided that the aggregate Indebtedness outstanding and secured under this paragraph (xxii) does not (calculated at the time of the giving of security on the Indebtedness and not at the time of any extension, renewal or replacement thereof) exceed an amount equal to 10% of Consolidated Net Tangible Assets of the Corporation;

"Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other business entity;

"Purchase Money Mortgage" means a mortgage, charge or other lien on or against any property securing any Purchase Money Obligation for such property, provided that such mortgage, charge or lien is created or assumed within 12 months after such property is acquired;

"Purchase Money Obligation" means any Indebtedness created or assumed as part of the purchase price of real or personal property, whether or not secured, and any extensions, renewals, refinancings or refundings of any such Indebtedness, provided that the principal amount of such Indebtedness outstanding on the date of such extension, renewal, refinancing or refunding is not increased other than by an amount necessary to pay any fees or expenses, including premiums, related to such extension, renewal, refinancing or refunding and further provided that any security given in respect of such Indebtedness shall not extend to any property other than the property acquired in connection with which such Indebtedness was created or assumed and fixed improvements, if any, erected or constructed thereon;

"Restricted Subsidiary" means:

(i) any Subsidiary of the Corporation which owns oil or natural gas properties, or interests therein, in Canada, the United Kingdom or the United States, or refining, production or manufacturing facilities, or interests therein, in Canada, the United Kingdom or the United States, related to the refining, production or manufacture of petroleum hydrocarbons, industrial chemicals, the constituents thereof or the derivatives therefrom, which assets represent not less than the greater of 5% of the Corporation's Consolidated Net Tangible Assets and $50,000,000 (or the equivalent thereof in any other currency), excluding however any such Subsidiary if the amount of Nexen's share of the Equity therein does not at the time exceed 2% of the Equity of Nexen; and

(ii) any Subsidiary of the Corporation designated as a Restricted Subsidiary from time to time in the form of designation provided for under the Trust Indenture (a "Designation"),

(iii) provided that notwithstanding anything in the Trust Indenture to the contrary (A) a Restricted Subsidiary shall cease to be a Restricted Subsidiary when it ceases to be a Subsidiary for any reason, (B) any Subsidiary to which assets held by a Restricted Subsidiary, which assets have a value equal to or greater than 5% of the Consolidated Net Tangible Assets of such Restricted Subsidiary, are, directly or indirectly, transferred, other than for fair value, shall itself be deemed to be a Restricted Subsidiary, and (C) a Restricted Subsidiary shall cease to be a Restricted Subsidiary when the assets thereof represent less than the greater of 5% of the Corporation's Consolidated Net Tangible Assets and $50,000,000 (or the equivalent thereof in any other currency) unless such Restricted Subsidiary has been designated under paragraph (ii) above;

"Security Interest" means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not; provided, however, for greater certainty, "Security Interest" shall not include any security interest referred to in Section 1(1) (qq) (ii) of the *Personal Property Security Act* (Alberta); and

"Subsidiary" of a Person means (i) any corporation of which such Person or one or more of its Subsidiaries or a combination thereof own securities having ordinary voting power which in the aggregate represent more than 50% of the aggregate voting power of all outstanding securities of such corporation having ordinary voting power and (ii) any Person (other than a joint venture or similar business arrangement to the extent not consolidated in the financial statements of such Person in accordance with Generally Accepted Accounting Principles) of which such Person or one or more of its Subsidiaries or a combination thereof own more than 50% of the outstanding ownership interests, in either case having the power to direct the policies, management and affairs of such Person. For the purposes of this definition, "securities having ordinary voting power"

means securities or other equity interests that ordinarily have voting power for the election of directors, or persons having management power with respect to the Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada of acquiring any Debt Securities offered thereunder, including whether the payments of principal, premium (if any) and interest will be subject to Canadian non-resident withholding tax.

The applicable Prospectus Supplement will also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any Debt Securities offered thereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code), including, to the extent applicable, any such consequences relating to Debt Securities payable in a currency other than the United States dollar, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special items.

PLAN OF DISTRIBUTION

The Corporation may sell Debt Securities to or through underwriters or dealers and also may sell Debt Securities directly to purchasers or through agents.

The distribution of Debt Securities of any series may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers.

In connection with the sale of Debt Securities, underwriters may receive compensation from the Corporation or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters and any discounts or commissions received by them from the Corporation and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions under the United States *Securities Act of 1933* ("Securities Act").

The Prospectus Supplement relating to each series of Debt Securities will also set forth the terms of the offering of the Debt Securities, including, to the extent applicable, the initial offering price, the proceeds to the Corporation, the underwriting discounts or commissions, and any other discounts or concessions to be allowed or reallowed to dealers. Underwriters with respect to each series sold to or through underwriters will be named in the Prospectus Supplement relating to such series.

Under agreements which may be entered into by the Corporation, underwriters, dealers and agents who participate in the distribution of Debt Securities may be entitled to indemnification by the Corporation against certain liabilities, including liabilities under the Securities Act.

The Debt Securities will not be qualified for sale under the securities laws of Canada or any province or territory of Canada unless a Prospectus Supplement indicates otherwise with respect to a particular series of Debt Securities. Each underwriter and each dealer participating in the distribution of any series of Debt Securities must agree that it will not offer to sell, directly or indirectly, any such Debt Securities acquired by it in connection with such distribution, in Canada or to residents of Canada in contravention of the securities laws of Canada or any province or territory thereof.

Each series of Debt Securities will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to a series of Debt Securities, the Debt Securities will not be listed on any securities exchange. Certain broker-dealers may make a market

in the Debt Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the Debt Securities of any series or as to the liquidity of the trading market, if any, for the Debt Securities of any series.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to a series of Debt Securities, the validity of the Debt Securities will be passed upon for the Corporation by Bennett Jones LLP, Calgary, Alberta. Certain U.S. income tax considerations, to the extent they are addressed in any Prospectus Supplement, will be passed upon for the Corporation by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York. In addition, certain legal matters in connection with the offering will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and United States law.

The partners and associates of Bennett Jones LLP and Paul, Weiss, Rifkind, Wharton & Garrison as a group beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Corporation.

EXPERTS

The consolidated financial statements of Nexen as of December 31, 2000 and 1999 and for the three years ended December 31, 2000 incorporated by reference in this Prospectus have been examined by Arthur Andersen LLP, Chartered Accountants as set forth in their report included therein and incorporated herein by reference. The financial statements referred to above are incorporated herein by reference in reliance upon the report of said firm and upon the authority of said firm as experts in auditing and accounting.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which this Prospectus forms a part: the documents listed under "Documents Incorporated by Reference"; resolutions of the Board of Directors; consent of Arthur Andersen LLP; consent of Bennett Jones LLP; consent of Paul, Weiss, Rifkind, Wharton & Garrison; the Indenture; interest and coverage calculations; and powers of attorney.

(This page intentionally left blank)

U.S. $500,000,000

nexen

Nexen Inc.

7.875% Notes due 2032

PROSPECTUS SUPPLEMENT

March 6, 2002

Banc of America Securities LLC

Deutsche Banc Alex. Brown

TD Securities

CIBC World Markets

RBC Capital Markets

Salomon Smith Barney

Scotia Capital